As filed with the Securities and Exchange Commission on June 9, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

_______________________

SOFTECH, INC.

(Exact name of registrant as specified in its charter)

_______________________

Massachusetts	7373	22-2369805
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

SofTech, Inc.

59 Lowes Way, Suite 401
Lowell, MA 01851
978-513-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_______________________

Joseph P. Mullaney
President & Chief Executive Officer
SofTech, Inc.
59 Lowes Way, Suite 401

Lowell, MA 01851
978-513-2700

 (Name, address, including zip code, and telephone number,
including area code, of agent for service)

_______________________

Copies to:

Matthew J. Gardella, Esq.
Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue
Boston, Massachusetts 02199
617-239-0100

Approximate date of commencement of proposed sale to the public:  From time to time, at the discretion of the selling shareholders, after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  X  .

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      .

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      .

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      .

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer .	Accelerated filer .
Non-accelerated filer .	Smaller reporting company X .
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $.10 per share	384,588	$2.40	$923,011.20	$108.00

(1)

This registration statement covers the resale of 384,588 shares of our common stock issued in a private placement that closed on March 11, 2011, after giving effect to the 1-for-20 reverse stock split that became effective on June 7, 2011 (the “Reverse Split”). Pursuant to Rule 416 under the Securities Act, this registration statement also covers such additional shares of common stock as may hereafter be offered or issued with respect to the shares being registered hereby as a result of stock splits, stock dividends, recapitalization or similar adjustments.

(2)

Estimated solely for purposes of calculating the registration fee according to Rule 457(c) under the Securities Act based on the average of the high and low price of our common stock quoted on the Pink Sheets on June 7, 2011, as adjusted to account for the Reverse Split.

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The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

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SUBJECT TO COMPLETION, DATED JUNE 9, 2011
PROSPECTUS

SofTech, Inc.
384,588 shares of Common Stock
_______________________

This prospectus relates to the sale from time to time of up to 384,588 shares of our common stock, par value $.10 per share, by the selling shareholders named in this prospectus in the section entitled “Selling Shareholders,” including their donees, pledgees, assignees, transferees and other successors-in-interest, whom we refer to in this prospectus as the “Selling Shareholders.”

The Selling Shareholders may, but are not required to, sell their shares of our common stock in a number of different ways and at varying prices as determined by the prevailing market price for shares or in negotiated transactions. See “PLAN OF DISTRIBUTION” for a description of how the Selling Shareholders may dispose of the shares covered by this prospectus. We do not know when or in what amount the Selling Shareholders may offer the shares for sale.

We will not receive any of the proceeds from the sale of our shares by the Selling Shareholders pursuant to this prospectus. We have agreed to pay certain expenses related to the registration of the offer and sale of the shares of common stock pursuant to the registration statement containing this prospectus.

Our common stock is quoted on the Pink Sheets under the symbol “SOFT.PK.” On June 7, 2011, the last quoted sale price for our common stock as reported on the Pink Sheets was $2.40 per share (as adjusted  for our 1-for-20 reverse stock split).

Investing in our common stock involves certain risks. See “RISK FACTORS” beginning on page 3 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

____________________________

The date of this prospectus is , 2011

TABLE OF CONTENTS

Page

Prospectus Summary

Risk Factors

3

Forward Looking Statements

8

Use of Proceeds

9

Selling Shareholders

9

Plan of Distribution

10

Description of Capital Stock

11

Business

13

Properties

16

Legal Proceedings

16

Market for our Common Stock and Related Shareholder Matters

16

Management’s Discussion and Analysis of Financial Condition and Results of Operations

17

Management

27

Executive Compensation

29

Security Ownership of Certain Beneficial Owners and Management

32

Certain Relationships and Related Transactions

32

Legal Matters

35

Experts

35

Where You Can Find Additional Information

35

Index to Financial Statements

F-1

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC” or the “Commission”). This prospectus relates to 384,588 shares of our common stock that the Selling Shareholders named in this prospectus may sell from time to time. We will not receive any proceeds from these sales. We have agreed to pay the expenses incurred in registering these shares, including legal and accounting fees.

References in this prospectus to the “Company,” “we,” “our,” and “us” refer to the registrant, SofTech, Inc., and its wholly owned subsidiaries.

Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state securities laws or that an exemption from registration is available.

You should rely only on the information contained in this prospectus or in any free writing prospectus we have prepared. Neither we nor the Selling Shareholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the time of any sale of our common stock under this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

PROSPECTUS SUMMARY

The following is only a summary of some of the information contained in this prospectus. Accordingly, it is not complete and does not contain all of the information that you should consider before deciding to invest in our securities. Investing in our common stock involves risks. We urge you to read this entire prospectus carefully, including the “Risk Factors” section.

Company Overview

SofTech, Inc. is a proven provider of product lifecycle management (PLM) solutions with its flagship ProductCenter® PLM technology and its computer-aided design product CADRA® offering. Our solutions accelerate product development, introduction and profitability by fostering innovation, extended enterprise collaboration, product quality improvements, and compressed time-to-market cycles. We deliver enterprise PLM solutions, with comprehensive out-of-the-box capabilities, to meet the needs of manufacturers of all sizes quickly and cost-effectively.

Recent Developments

Recapitalization Transaction

On March 11, 2011, we completed a recapitalization transaction in which we:

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sold an aggregate of 384,588 shares of common stock (7,691,764 shares pre-split), for an aggregate purchase price of $421,765, in a private placement transaction to investors that included Joseph P. Mullaney, who previously served as our President and Chief Executive Officer from June 2001 through December 2006 (the “private placement”);

—	consummated a $2.9 million term loan and a $300,000 line of credit from One Conant Capital, LLC, a subsidiary of Danversbank; and

—

consummated an agreement with Greenleaf Capital, Inc. (“Greenleaf”), our sole debt provider and largest shareholder at the time, whereby Greenleaf accepted $2,750,000 in cash and a $250,000 subordinated note in complete settlement of the $10.6 million of indebtedness then outstanding under our financing agreements with Greenleaf.

These transactions are collectively referred to in this prospectus as the “Recapitalization Transaction.” Upon consummation of the Recapitalization Transaction, our board of directors and senior management were changed as follows:  Joseph P. Mullaney was appointed President and Chief Executive Officer and was elected as a director; Robert B. Anthonyson was appointed Vice President of Business Development and was elected as a director; and J. Phillip Cooper was elected as a director. Each of these newly elected directors invested in the private placement described above. Shortly thereafter, Hank Nelson was also appointed as a director.

As part of the Recapitalization Transaction, we entered into a Registration Rights Agreement with the Selling Shareholders which obligates us to file the registration statement, of which this prospectus forms a part, and to maintain its effectiveness.

Reverse Stock Split

On May 24, 2011, our shareholders approved an amendment to our articles of organization to affect a 1-for-20 reverse stock split of our issued and outstanding shares of common stock. Effective as of June 7, 2011, every twenty shares of our issued and outstanding common stock was automatically converted into one share of common stock. The par value of our common stock remained at $.10, and the total number of shares authorized for issuance under our articles of organization remained at 20,000,000. Unless otherwise indicated, this prospectus reflects the implementation of the 1-for-20 reverse stock split.

Sale of Advanced Manufacturing Technology Product Line

On May 24, 2011, we sold our Advanced Manufacturing Technology (“AMT”) product line (Prospector™, ToolDesigner™, and ExpertCAD™) in exchange for $250,000 in cash and a note receivable in the amount of $162,500.

Risk Factors

You should consider carefully the risks described under the “Risk Factors” section beginning on page 3 and elsewhere in this prospectus. These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.

Corporate History and Information

We were formed as a corporation in Massachusetts in 1969 and our shares of common stock began trading publicly in 1981.  Our common stock was traded on the NASDAQ Stock Market until April 6, 2001. On August 16, 2010, we filed a Form 15 with the Securities and Exchange Commission (the “Commission” or the “SEC”) in order to deregister our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, our obligation to file periodic and other reports under the Exchange Act was suspended. The last periodic reports that we filed were our Annual Report on Form 10-K for the fiscal year ended May 31, 2009 (filed August 6, 2009) and our Quarterly Report on Form 10-Q for the third quarter ended February 28, 2010 (filed April 12, 2010). Given our cessation of public reporting, you cannot rely on these reports or any of our other previously filed reports for current information about the Company. In connection with the effectiveness of the registration statement containing this prospectus, we expect to file a Form 8-A with the SEC registering our common stock under the Exchange Act and will again be required to file periodic and other reports under the Exchange Act.  Our principal offices are located at 59 Lowes Way, Suite 401, Lowell, Massachusetts 01851, and our telephone number is (978) 513-2700.

ProductCenter® and CADRA® are registered trademarks of SofTech. All rights reserved. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

The Offering

The Selling Shareholders named in this prospectus may offer and sell, from time to time, up to 384,588 shares of our common stock that were originally purchased by the Selling Stockholders as part of the Recapitalization Transaction described above. We will not receive any of the proceeds of sales by the Selling Shareholders of any of the common stock covered by this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. Furthermore, these factors represent risks and uncertainties that could cause actual results to differ materially from those implied by forward-looking statements. We refer you to our cautionary note regarding “Forward-Looking Statements,” which identifies the forward-looking statements in this prospectus. The trading price of our common stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our common stock, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

Continued revenue declines in our product lines would have a material adverse impact upon our business and overall financial performance.

Following the sale of our AMT product line in May 2011 (as described below under “Products and Services”), we offer two product lines, ProductCenter and Cadra.  In general, we have experienced decreasing revenues and a small number of new customers for these products for several years.  From fiscal year 2009 to 2010, ProductCenter and Cadra revenues declined 16.2% and 21.5%, respectively.

Our ProductCenter technology manages proprietary CAD technologies offered by third parties, primarily Parametric Technology Corporation (“PTC”), Solidworks and Autodesk.  Revenue from our ProductCenter technology has been declining due to several factors. In July 2007, PTC informed us that it would not renew its partnership agreement with us when the agreement expired in January 2008.  We had been a member of the PTC partnership program for 12 years. The PTC partnership agreement, among other things, provided us with the right to distribute certain information that allowed for our technology to directly interface with PTC’s proprietary CAD tools. The non-renewal has essentially prevented us from marketing our ProductCenter solution to new customers that utilize PTC’s technology and has negatively impacted our product revenue from this technology offering.  In addition to the PTC partnership termination, ProductCenter revenues have been negatively affected by: (i) an increased number of competitive offerings in the marketplace, (ii) elongation of purchase decisions by customers of a technology that already has a long sales cycle, and (iii) uncertain economic conditions.

We have also experienced revenue declines in our Cadra product line.  Cadra, which we acquired in 1998, is a 2D technology that was first introduced in the early 1980’s.  The 2D marketplace is dominated by AutoCAD, a product sold by Autodesk.  Due to the age and market position of our Cadra product line, we make no attempt to find new customers for this product, rather we have been focused on keeping our existing customers. As existing customers migrate to other solutions and/or reduce the use of Cadra, our revenue declines without any potential offsets from new accounts. Cadra product revenues are also negatively impacted by the newer 3D technologies available in the marketplace that have become more affordable and easier to use in the last 10 years. Given these factors, as well as the uncertain economic conditions, we anticipate that the general declining revenue trends over the past five years in the Cadra product line will continue.

Significant future declines in our total revenues would have a material adverse impact upon our business and overall financial performance.

We compete against numerous technology companies in the mature PLM industry that are significantly larger and have vastly greater financial resources at their disposal.

Many of our competitors, including PTC, Dassault, Siemens and Autodesk, have substantially greater financial, technological, marketing, managerial and research and development resources and experience than we do and represent significant competition for us. Our competitors may succeed in developing competing technologies or products which may gain market acceptance more rapidly than our products. Existing or proposed products of our competitors may render our existing or proposed products noncompetitive or obsolete. If we are unable to compete successfully in the future, the competitive pressures that we face could adversely affect our profitability or financial performance.

We may not be able to generate sufficient positive cash flow in the future to fund our operations.

In addition to our bank financing, we are dependent upon cash flow from our business to fund our operations. It is our expectation that we can continue to improve our cash flows; however, there can be no assurances that we will be able to continue to improve our cash flow in the future. If we are unable to fund our operations from future cash flows, we will need to seek additional debt or equity financing, which may not be available on attractive terms, if at all, in which case there could be a material adverse effect on our results of operations and financial condition.

Our agreements with certain critical software vendors may be terminated at will by the vendor.

We utilize third party vendors to provide certain software and utilities which enable us to continue to develop and support ProductCenter customers with their integrations from ProductCenter to their respective CAD solutions. These agreements are subject to termination at will by the vendor, and, if terminated, we would need to seek alternative methods of providing continuing support to our existing customers and an alternative solution to meet the needs of prospective customers, which could have a material adverse effect on future performance. For example, in July 2007, we were informed that our agreement with one such vendor, PTC, was not going to be extended beyond its renewal date of January 31, 2008. Thus the agreement with PTC has since expired. A significant number of our current ProductCenter customer base utilizes PTC’s Pro/ENGINEER integrator solution. We continue to support our current customers who are utilizing a Pro/ENGINEER integration solution with a customer specific consulting solution. While this customer specific consulting solution has allowed us to retain the majority of our customers utilizing Pro/ENGINEER as their CAD tool, it has precluded us from proposing our solution to new customers using that CAD technology. Our inability to offer our solution to new customers utilizing Pro/ENGINEER or similar restrictions that could result from any future terminations of similar agreements with other vendors could have an adverse effect on our future revenues.

We are dependent on our borrowing facilities to meet our operating needs.

Even after the Recapitalization Transaction described above whereby our outstanding debt was reduced by $7.6 million, we continue to be dependent on our term loan and line of credit with our new lender to meet our operating needs. Approximately 70% of our revenue is derived from annual maintenance renewal contracts that are billed and collected unevenly during the year. Our line of credit is an important component along with revenue from product sales and consulting activities for meeting our working capital needs especially during the first and second fiscal quarters when the annual maintenance collections are low.  If we are unable to access our borrowing facilities due to a default or any other reason we could be forced to curtail our operating activities which would have a material adverse effect on our financial condition and results of operations.

Failure to comply with financial covenants in our loan agreement could adversely affect us.

As of May 31, 2011, we had approximately $2.7 million of outstanding indebtedness under our term loan and have not utilized any of the $300,000 available under our line of credit. This indebtedness is secured by all of our assets. Our loan agreement includes financial covenants which require us to maintain compliance with certain financial ratios during the term of the agreement. Failure to comply with the financial covenants is an event of default under the loan agreement. In an event of default, the lender has the right to accelerate repayment of all sums due, cease making additional advances under the line of credit and take any and all action, at its sole option, to collect monies owed to it, including to enforce and foreclose on its security interest on all of our assets.  If our lender were to accelerate our debt payments, our assets may not be sufficient to fully repay the debt and we may not be able to obtain capital from other sources at favorable terms or at all.

Our loan agreement imposes restrictions on our ability to take certain corporate actions and raise additional capital.

Our loan agreement contains numerous restrictions that limit our ability to undertake certain activities without the express prior written approval of the lender. These include, but are not limited to, restricting our ability to:

•

incur additional indebtedness;

•

pay or declare dividends;

•

enter into a business substantially different from existing operations;

•

issue or authorize any additional or new equity that will result in a change of control; and

•

take any corporate action outside the ordinary course of the business without the prior written approval of our lender.

These restrictions could significantly hamper our ability to raise additional capital. Our ability to receive the necessary approvals is largely dependent upon our relationship with our lender and our financial performance, and no assurances can be given that we will be able to obtain the necessary approvals in the future. Our inability to raise additional capital could lead to working capital deficits that could have a materially adverse effect on our operations in future periods.

Our ability to use our net operating loss carry-forwards to offset future taxable income may be subject to certain limitations.

As of May 31, 2010, we had approximately $29 million of federal operating loss carry-forwards available to offset future taxable income, which expire in varying amounts beginning in 2011 for federal purposes if unused. It is possible that we will not generate taxable income in time to use these loss carry-forwards before their expiration. In addition, under Section 382 of the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating loss carry-forwards, or NOLs, to offset future taxable income. While we do not believe the Recapitalization Transaction triggered an ownership change, stock purchases and sales over the next three years could trigger the limitation of the NOLs.

Our quarterly results fluctuate making our future revenue and financial results difficult to predict.

Our quarterly revenue and operating results are difficult to predict and fluctuate significantly from quarter to quarter. Our quarterly revenue may fluctuate significantly for several reasons, including: the timing and success of introductions of any new products or product enhancements or those of our competitors; uncertainty created by changes in the market; variations in the size and timing of individual orders; competition and pricing; seasonality; and customer order deferrals or cancellations as a result of general economic or industry decline. Furthermore, we have often recognized a substantial portion of our product revenues in the last month of a quarter, with these revenues frequently concentrated in the last weeks or days of a quarter. As a result, product revenues in any quarter are substantially dependent on orders booked and shipped in the latter part of that quarter and revenues from any future quarter are not predictable with any significant degree of accuracy. We typically do not experience order backlog. For these reasons, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Our financial condition could be adversely affected if significant errors or defects are found in our software.

Sophisticated software can sometimes contain errors, defects or other performance problems. If errors or defects are discovered in our current or future products, we may need to expend significant financial, technical and management resources, or divert some of our development resources, in order to resolve or work around those defects, and we may not be able to correct them in a timely manner or provide an adequate response to our customers.

Errors, defects or other performance problems in our products could cause us to delay new product releases or customer deployments. Any such delays could cause delays in our ability to realize revenue from the licensing and shipment of new or enhanced products and give our competitors a greater opportunity to market competing products. Such difficulties could also cause us to lose customers. Technical problems or the loss of customers could also damage our business reputation and cause us to lose new business opportunities.

We are dependent on key personnel whose loss could impair our operations, our product development or our sales efforts.

We are a small company with fewer than 50 employees. Our technologies are complex and have been developed over many years. While we enjoy the benefit of a very experienced, long-tenured employee group, we are dependent on many of those employees for the familiarity, expertise and unique insight they have developed with our products that would be extremely difficult and time consuming to replace. We do not have key man insurance on any of our employees. The loss of services of any of our key personnel could make it difficult for us to meet important objectives, such as timely and effective product introductions and financial goals.

Our proprietary technology and patents may offer only limited protection against infringement and may not prevent our competitors from developing competitive products.

We develop, market and support proprietary technologies, some of which include patented technology that has been in the marketplace for more than a decade. The technologies are well established and compete against the proprietary technologies of other technology companies most of whom are much larger. Given the maturity of our product offerings our patents provide very limited protection against competitors’ offerings of similar products.

Furthermore, others may independently develop products that are similar to our products, and may design around the claims of our patents. Patent litigation and intellectual property litigation are expensive and our resources are limited. To date, we have not received any threats of litigation regarding patent issues. However, if we were to become involved in litigation, we might not have the funds or other resources necessary to conduct the litigation effectively. This might prevent us from protecting our patents, from defending against claims of infringement, or both.

We may be sued for infringing on the intellectual property rights of others.

Our Cadra technology was introduced in the early 1980’s and our ProductCenter technology was launched in the early 1990’s. Over the decades that our technologies have been in the marketplace a significant number of patents have been filed by competitors. It is difficult if not impossible for us to monitor these patent awards to become familiar with their claims and we do not attempt to do so. Third parties may assert that we are employing their proprietary technology without authorization. While we have not been notified or sued for infringing on third-party intellectual property rights, there can be no assurance that we do not or will not infringe on the patent or proprietary rights of others. Parties making claims against us may be able to obtain injunctive or other equitable relief that could effectively block our ability to further develop, commercialize and sell products, and such claims could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products or be required to cease offering affected products and our operating results would be harmed.

Our sales and operations are globally dispersed, which exposes us to additional operating and compliance risks.

We sell and deliver software and services, and maintain support operations in multiple countries, whose laws and practices differ from one another. North America accounted for 70%, Europe for 22% and Asia for 8% of our revenue in fiscal 2010. Managing these geographically dispersed operations requires significant attention and resources to ensure compliance with laws. Accordingly, while we maintain a compliance program, we cannot guarantee that an employee, agent or business partner will not act in violation of our policies or U.S. or other applicable laws. Such violations can lead to civil and/or criminal prosecutions, substantial fines and the revocation of our rights to continue certain operations and also cause business and reputation loss.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

Since August 16, 2010 we have not been required to file periodic reports and other reports with the Commission.  Following the effectiveness of the registration statement containing this prospectus, we will once again be required to file reports with the Commission. As a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We may not be able to remediate future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock.

Because we are a relatively small company, the requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management; and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act and related regulations of the Commission. If we list our securities on an exchange, the exchange will impose additional requirements on listed companies, including enhanced corporate governance practices. For example, the NASDAQ listing requirements require that listed companies satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, shareholder meetings, shareholder approvals, solicitation of proxies, conflicts of interest, shareholder voting rights and codes of business conduct.

Complying with the Commission statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and could significantly increase our costs and expenses, which we cannot estimate accurately at this time. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors and board committees or as executive officers. We will need to:

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institute a more comprehensive compliance function;

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maintain a system of internal controls over financial reporting in compliance with certain of the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the Commission and the Public Company Accounting Oversight Board;

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prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

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establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

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involve and retain to a greater degree outside counsel and accountants in the above activities; and

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institute a more comprehensive investor relations function.

From time to time we may make acquisitions. The failure to successfully integrate future acquisitions could harm our business, financial condition and operating results.

As a part of our business strategy, we have in the past and may make acquisitions in the future. We may also make significant investments in complementary companies, products or technologies.  Acquisitions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction. We cannot provide assurance that we will be able to successfully integrate any business, products, technologies or personnel that we may acquire in the future, and our failure to do so could harm our business, financial condition and operating results.

Weakness in the United States and international economies may continue to adversely affect our business.

The past few years have been characterized by weak global economic conditions. Because we market, sell and license our products throughout the world, in addition to the ongoing adverse effects on our business of continued weakness in the U.S. economy, we could be significantly affected by continuing weak economic conditions in foreign as well as domestic markets that could reduce demand for our products.

Risks Related to this Offering and the Market for our Common Stock

Our stock price has been and is likely to continue to be volatile, and an investment in our common stock could decline in value (all stock prices below have been adjusted to reflect the reverse stock split).

Over the previous three fiscal years the Company’s stock price has fluctuated in price from a low of $.40 per share to a high of $5.00 per share. Since the Recapitalization Transaction, which was completed on March 11, 2011, the low sale price of our stock was $.40 per share and the high price was $4.20 per share. A contributing factor to the price fluctuation is the low average daily volume, which over the last three fiscal years has averaged fewer than 10,000 shares per day.  Given the lack of market makers in the stock and the low demand, a shareholder’s attempt to sell a large number of shares relative to the average daily volume in a short period of time will likely have a material negative impact on the share price.

A small number of shareholders own a large number of shares thereby potentially exerting significant influence over us.

Three of the four members of our board of directors participated in the private placement and own approximately 24% of our outstanding shares. In addition, Greenleaf, which currently owns 264,411 shares of common stock, or 26.6% of our shares currently outstanding, has agreed to vote all of its and its affiliates’ shares (including any shares subsequently acquired by Greenleaf) in accordance with the recommendations of our board of directors for a three year period ending on March 8, 2014. Although all eight investors in the private placement are listed as Selling Shareholders in this prospectus, these persons have no obligation to sell any of their shares and may retain significant ownership of our common stock following the sale of any shares pursuant to this prospectus. This concentration of ownership could significantly influence all matters requiring shareholder approval and could delay, deter or prevent a change in control of the Company or other business combinations that might otherwise be beneficial to our other shareholders. Accordingly, this concentration of ownership may harm the market price of our common stock. In addition, the interest of our significant shareholders may not always coincide with the interest of the Company’s other shareholders. In deciding how to vote on such matters, they may be influenced by interests that conflict with our other shareholders.

Our stock is thinly traded, so you may be unable to sell at or near ask prices or at all.

The shares of our common stock are traded on the Pink Sheets. Shares of our common stock are thinly traded, meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community who generate or influence sales volume. Even in the event that we come to the attention of such persons, they would likely be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned and viable. As a consequence, our stock price may not reflect an actual or perceived value. Also, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broader or more active public trading market for our common shares may not develop or if developed, may not be sustained. Due to these conditions, you may not be able to sell your shares at or near ask prices or at all if you need money or otherwise desire to liquidate your shares.

We do not presently intend to pay any cash dividends on or repurchase any shares of our common stock.

We do not presently intend to pay any cash dividends on our common stock. Any payment of future dividends will be at the discretion of the board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Cash dividend payments in the future may only be made out of legally available funds and, if we experience substantial losses, such funds may not be available. In addition, our loan agreement prohibits us from paying dividends, making distributions or payments or redeeming, retiring or purchasing any of our capital stock. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment.

FORWARD LOOKING STATEMENTS

This prospectus includes forward-looking statements. These forward-looking statements are often identified by words such as “may,” “will,” “should,” “could,” “would,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential” and similar expressions. These statements are only predictions and involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place any undue reliance on these forward-looking statements.

You should be aware that our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including our ability to:

•

generate sufficient cash flow from our operations or other sources to fund our working capital needs and growth initiatives;

•

maintain good relationships with our bank;

•

comply with the covenant requirements of our loan agreement;

•

successfully introduce and attain market acceptance of any new products and/or enhancements of existing products;

•

attract and retain qualified personnel;

•

prevent obsolescence of our technologies;

•

maintain agreements with our critical software vendors;

•

secure renewals of existing software maintenance contracts, as well as contracts with new maintenance customers; and

•

secure new business, both from existing and new customers.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from this offering. The Selling Shareholders will receive all of the proceeds from sales of the common stock sold pursuant to this prospectus.

SELLING SHAREHOLDERS

This prospectus relates to the sale from time to time of up to 384,588 shares of our common stock by the Selling Shareholders. Throughout this prospectus, when we refer to the shares of our common stock, the offer and sale of which are being registered on behalf of the Selling Shareholders, we are referring to the shares of common stock that were issued in the March 2011 private placement transaction described below. When we refer to the Selling Shareholders in this prospectus, we are referring to the investors in the private placement who are listed as “Selling Shareholders” in the table below and, as applicable, any donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from the investors in the private placement as a gift, pledge, or other non-sale related transfer.

On March 11, 2011, as part of the Recapitalization Transaction, we completed a private placement transaction in which we sold an aggregate of 384,588 shares of common stock (7,691,764 shares pre-split).  In connection therewith, we agreed to file a registration statement, of which this prospectus forms a part, with the SEC to register the resale of the private placement shares.

The following table presents information as of June 8, 2011 and sets forth the following information regarding the beneficial ownership of our common stock by each Selling Shareholder: (i) the name of the Selling Shareholder; (ii) the number of shares of common stock owned by the Selling Shareholder; (iii) the number of shares being offered pursuant to this prospectus; (iv) the number of shares expected to be owned by the Selling Shareholder upon completion of this offering; and (v) the percentage of our outstanding shares of common stock expected to be owned by the Selling Shareholder upon completion of this offering. The following table assumes that all of the shares being registered pursuant to this prospectus will be sold.

We have prepared this table using information furnished to us by the Selling Shareholders or their representatives. For purposes of this table, beneficial ownership is determined in accordance with the rules of the Commission, and includes the right to acquire voting or investment control of our shares of common stock within 60 days of June 9, 2011. Unless otherwise indicated below, to our knowledge, the Selling Shareholders have sole voting and investment power with respect to their shares of common stock. The inclusion of any shares in the table does not constitute an admission of beneficial ownership by the persons named therein.

Our registration of the common stock does not mean that the Selling Shareholders identified below will sell all or any of these securities. Furthermore, the Selling Shareholders may have sold, transferred or disposed of a portion of their shares in transactions exempt from the registration requirements of the Securities Act since the date on which we filed this prospectus. The Selling Shareholders are not making any representation that any shares covered by this prospectus will be offered for sale.

			Shares Beneficially Owned Following Completion of Offering
	Shares Beneficially Owned Prior to	Shares Being
Name of Selling Shareholder	Offering	Offered Hereby	Shares	%(1)
Joseph P. Mullaney(2)	83,635	80,000	3,635	*
Robert B. Anthonyson(3)	129,838	129,838	0	*
J. Phillip Cooper (4)	25,000	25,000	0	*
Lee Paull	45,500	45,500	0	*
Leonard Schrank	22,500	22,500	0	*
Timothy Weatherford	32,987	22,750	10,237	1.0%
Chandra Singh	127,036	45,500	81,536	8.2%
Glenn Dillon	13,500	13,500	0	*
Total	479,996	384,588	95,408

___________________

*

Less than 1%.

(1)

Percentage ownership is based on 995,250 shares of our common stock outstanding as of June 8, 2011.

(2)

Mr. Mullaney has been our President and Chief Executive Officer and a member of our Board of Directors since the consummation of the Recapitalization Transaction in March 2011.  Mr. Mullaney previously served as our President and Chief Executive Officer from June 2001 through December 2006. In September 2009, Mr. Mullaney was hired by Greenleaf, the Company’s sole debt provider and largest shareholder at the time, to assist Greenleaf in its effort to sell its debt and equity position in the Company. In the four weeks leading up to the consummation of the Recapitalization Transaction, Mr. Mullaney assisted the Company’s management team with completion of the transaction and transition planning. As a condition of obtaining the new debt financing for completion of the Recapitalization Transaction, Mr. Mullaney personally guaranteed the $3.2 million debt facilities and assigned certain personal assets as collateral. See “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” beginning on page 32.

(3)

Mr. Anthonyson has been our Vice President of Business Development and a member of our Board of Directors since the consummation of the Recapitalization Transaction in March 2011.

(4)

Mr. Cooper has been a member of our Board of Directors since the consummation of the Recapitalization Transaction in March 2011.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the Selling Shareholders. The term “Selling Shareholder” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from each selling shareholder as a pledge, gift, partnership distribution or other non-sale related transfer. The number of shares beneficially owned by a Selling Shareholder will decrease as and when he effects any such transfers. The plan of distribution for the Selling Shareholders’ shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Shareholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.

The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Selling Shareholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The Selling Shareholders may also make sales in negotiated transactions. The Selling Shareholders may offer their shares from time to time pursuant to one or more of the following methods:

•

ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•

one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•

an exchange distribution in accordance with the rules of the applicable exchange;

•

public or privately negotiated transactions;

•

on the Pink Sheets (or any successor market), BX Venture Market, NASDAQ, OTC Bulletin Board or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation;

•

through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•

a combination of any such methods of sale; and

•

any other method permitted pursuant to applicable law.

In connection with distributions of the shares or otherwise, the Selling Shareholders may:

•

enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•

sell the shares short and redeliver the shares to close out such short positions;

•

enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

•

pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition to the foregoing methods, the Selling Shareholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods described above or any other lawful methods. The Selling Shareholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a Selling Shareholder for purposes of this prospectus. The Selling Shareholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the Selling Shareholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from to time under this prospectus; provided however in the event of a pledge or then default on a secured obligation by the Selling Shareholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of Selling Shareholders to include the pledgee, secured party or other successors in interest of the Selling Shareholder under this prospectus.

The Selling Shareholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding certain limitations.

Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The Selling Shareholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Shareholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).

In offering the shares covered by this prospectus, the Selling Shareholders, and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Shareholders, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the Selling Shareholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

The Company has advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Shareholders and their affiliates.  In addition, the Company will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

The Company is required to pay all fees and expenses incident to the registration of the shares.

The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of our capital stock and certain provisions of our articles of organization, as amended, and by-laws.  For more detailed information, please see our articles of organization, as amended, and by-laws filed as exhibits to the registration statement containing this prospectus.

Authorized Capital Stock

Our authorized capital stock consists of 20,000,000 shares, with a par value of $.10 per share, all of which are designated as common stock.  There are no shares of preferred stock authorized.

As of May 31, 2011, we had outstanding 995,250 shares of common stock, held of record by 229 shareholders.

Description of Common Stock

Voting.  Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights.  An election of directors by our shareholders shall be determined by a plurality of the votes cast by the shareholders entitled to vote on the election.

Dividends.  Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors.

Liquidation and Dissolution.  In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all our net assets available for distribution to shareholders after the payment of all debts and other liabilities.

Other Rights and Restrictions.  Holders of common stock do not have preemptive rights or subscription rights, and they have no right to convert their common stock into any other securities.  Our common stock is not subject to redemption by us, and there are no sinking fund provisions applicable to our common stock.  Our articles of organization and by-laws do not restrict the ability of a holder of common stock to transfer his, her or its shares of common stock.  Massachusetts law provides that if we make a distribution to our shareholders, other than a distribution of our capital stock, when we are insolvent, or that renders us insolvent, then our shareholders would be required to pay back to us the amount of the distribution we made to them, or the portion of the distribution that causes us to become insolvent.

Transfer Agent and Registrar.  The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Registration Rights.  In connection with the private placement, we also entered into a registration rights agreement with the Selling Shareholders (the “Registration Rights Agreement”), pursuant to which we agreed to file with the SEC a registration statement, of which this prospectus is a part, to cover the resale of the 384,588 shares of common stock (7,691,764 shares pre-split) issued in the private placement, within 90 calendar days after the closing of the private placement. We agreed to use our reasonable best efforts to have the registration statement, of which the prospectus is a part, declared effective as promptly as reasonable possible. We also agreed to use our reasonable best efforts to keep the registration statement continuously effective until the earlier of (i) such time as all of the shares have been sold by the Selling Shareholders and (ii) the date that all the shares may be sold immediately without registration under the Securities Act and without restrictions under Rule 144 of the Securities Act.

The Registration Rights Agreement also grants piggyback registration rights to the Selling Shareholders if we propose to register any of our equity securities under the Securities Act (other than on a registration statement on Form S-8 or S-4), whether for our own account or for the account of another person.

We agreed in the Registration Rights Agreement to pay for all expenses, including the reasonable legal expenses of one counsel to the Selling Shareholders (not to exceed $25,000), relating to the registration of any shares thereunder.

Massachusetts Law and Charter and By-law Provisions

Business Combinations with Interested Shareholders.  We are subject to the provisions of Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly-held Massachusetts corporation with sufficient ties to Massachusetts from engaging in a “business combination” with an “interested shareholder” for a period of three years after the date of the transaction in which the person becomes an interested shareholder, unless either (1) the interested shareholder obtains the approval of the board of directors prior to becoming an interested shareholder, (2) the interested shareholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time he becomes an interested shareholder or (3) the business combination is approved by both the board of directors and two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested shareholder) at an annual or special meeting of shareholders, but not by written consent.  In general, an “interested shareholder” is a person who, together with affiliates and associates, owns 5% or more of the corporation’s outstanding voting stock or who as an affiliate at any time within the prior three years did own 5% or more of the corporation’s voting stock.  A “business combination” generally includes mergers, stock and asset sales and other transactions with the interested shareholder resulting in a financial benefit to the interested shareholder, except proportionately as a shareholder of the corporation. We may at any time amend our articles of organization or by-laws, by vote of the holders of a majority of our voting stock, to elect not to be governed by Chapter 110F, but such an amendment would not be effective for 12 months and would not apply to a business combination with any person who became an interested shareholder prior to the date of the amendment.

In addition, our articles of organization also include restrictions on certain business combinations with interested shareholders.  In general, we cannot enter into a business combination with an interested shareholder without the approval of at least 90% of the outstanding voting stock of the Company unless the proposed business combination either (i) is approved by a majority of the disinterested directors or (ii) meets certain price and procedure requirements.  In general, an “interested shareholder” under our articles of organization is a person who, together with affiliates and associates, owns 10% or more of the Company’s outstanding voting stock or who as an affiliate at any time within the prior two years did own 10% or more of the Company’s voting stock.  Under our articles of organization a “business combination” generally includes any (1) merger or consolidation, (2) sale, lease, exchange, pledge, transfer or other disposition of $1,000,000 or more, (3) issuance or transfer of securities of the Company of $1,000,000 or more, (4) adoption of a plan or proposal for the liquidation or dissolution of the Company or (5) reclassification of securities or recapitalization which directly or indirectly increases the proportion of securities owned by the interested shareholder.

Control Share Acquisitions.  We also are subject to the provisions of Chapter 110D of the Massachusetts General Laws, entitled “Regulation of Control Share Acquisitions.” This statute provides, in general, that any shareholder who acquires 20% or more of the outstanding voting stock of a corporation subject to this statute may not vote that stock unless the shareholders of the corporation so authorize.  In addition, Chapter 110D permits a corporation to provide in its articles of organization or by-laws that the corporation may redeem, for fair value, all of the shares acquired in a control share acquisition if the interested shareholder does not deliver a control share acquisition statement as required by the statute or if the interested shareholder delivers a control share acquisition statement but the disinterested shareholders of the corporation do not authorize voting rights for those shares. If the disinterested shareholders authorize voting rights and after a control share acquisition the acquiring shareholder beneficially owns shares entitling the acquiring shareholder to vote, or direct the voting of, shares having a majority or more of all voting power in the election of directors, each shareholder who did not vote in favor of authorizing the voting rights may demand payment for its shares and appraisal rights. Control share acquisitions do not include acquisitions made in connection with a negotiated tender offer, merger or consolidation to which the issuing public corporation is a party or acquisitions of shares made directly from the corporation. We may amend our articles of organization or by-laws at any time to elect not to be governed by Chapter 110D, but such amendment would not apply to an acquisition that occurred prior to the effective date of such amendment.

Takeover Bids.  We are also subject to the provisions of Chapter 110C of the Massachusetts General Laws, which requires the person commencing a takeover bid to file certain information with the Secretary of the Commonwealth and the target company and provides that a bidder who fails to disclose its intent to gain control over a target corporation prior to acquiring 5% of the target company’s stock is precluded from making any takeover bid for a period of one year after crossing the 5% threshold.

Authorized but Unissued Shares.  As a result of the recent 1-for-20 reverse stock split, we have 19,004,750 authorized but unissued shares of common stock available for future issuance, and 995,250 shares of common stock outstanding, as of June 8, 2011. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans.  The existence of authorized but unissued and unreserved common stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Shareholder Action by Written Consent; Special Meeting of Shareholders.  Although our articles of organization and our by-laws allow our shareholders to act by written consent, such written consent must be signed by all shareholders entitled to vote on the matter.  This significantly restricts the ability of our shareholders to act by written consent and essentially provides that our shareholders may only act at a duly called shareholders meeting.  In addition, special meetings of shareholders may be called only by our President, our board of directors or one or more shareholders holding at least 10% of our voting stock.

Staggered Board; Removal of Directors; Vacancies.  Our articles of organization provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms.  We are also subject to provisions of the Massachusetts General Laws providing that the boards of public companies have staggered terms.  Our articles of organization, as amended, also provide that directors may be removed only for cause by the affirmative vote of the holders of at least 90% of the shares of our capital stock entitled to vote in the election of directors or a majority of the directors then in office.  In addition, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.  The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

BUSINESS

Our Company

SofTech, Inc., a Massachusetts corporation formed in 1969, is a proven provider of product lifecycle management (PLM) solutions with its flagship ProductCenter® PLM technology and its computer-aided design product CADRA® offering. Our solutions accelerate product development, introduction and profitability by fostering innovation, extended enterprise collaboration, product quality improvements, and compressed time-to-market cycles. We deliver enterprise PLM solutions, with comprehensive out-of-the-box capabilities, to meet the needs of manufacturers of all sizes quickly and cost-effectively.

Products and Services

Cadra®

Cadra® is a drafting and design software package for the professional mechanical engineer. The CADRA family of CAD/CAM products includes CADRA Design Drafting, a fast and highly productive mechanical design documentation tool; CADRA NC, a comprehensive 2 through 5 axis NC programming application; and CADRAWorks, an integration with SolidWorks providing for an integrated drawing production system and 3D solid modeler. The CADRA family of products includes an extensive collection of translators and software options that make it a seamless fit into today’s multi-platform and multi-application organizations.

Our Cadra product line has been focused almost exclusively on maintaining its existing customers during at least the last three years.  Enhancements, upgrades and other releases are targeted to the needs of the users without any concerted effort to finding new customers.  The staffing and other costs of this product line are structured for that aforementioned strategy. Over the last 12 months Cadra has enjoyed an increase in revenue (first increase in more than five years) as a result of off-maintenance customers repurchasing lapsed licenses due to a corporate upgrade to the Windows 7 operating system from Microsoft.

ProductCenter®

Our ProductCenter technology manages proprietary CAD technologies offered by third parties, primarily Parametric Technology Corporation (“PTC”), Solidworks and Autodesk.  ProductCenter® is a proven enterprise-wide, collaborative PLM solution delivering a unique and powerful combination of document management, design integration, configuration control, change management, bill of materials management and integration capability with other enterprise-wide systems. ProductCenter is designed to help companies rapidly optimize the product development process. ProductCenter provides for the secure management of product information and allows engineers and the entire design chain to manage, share, modify and track product data and documents throughout the product development lifecycle. ProductCenter supports engineering change management and bill of materials management for automating business processes. ProductCenter’s web-based collaboration capabilities allow employees, customers, suppliers, and other globally dispersed team members to securely exchange product information while maintaining a centralized database of critical product data. ProductCenter also enables integration with other business applications, such as Enterprise Resource Planning (“ERP”), Supply Chain Management (“SCM”), or Customer Relationship Management (“CRM”), for continuous data exchange across the product lifecycle.

The Advanced Manufacturing Technology (AMT) Product Line

Through May 24, 2011, we also offered our AMT product line, which includes Prospector™, ToolDesigner™, and ExpertCAD™. Prospector™ is a knowledge-based NC programming package for complex tool production. This Windows based, easy-to-use package gives full flexibility for generating and editing NC toolpaths while utilizing the power of the industry’s best knowledge base of tools, speeds, feeds, and cutting paths. ToolDesigner™ is a software package for developing and designing complex molds and dies. Core and cavity splits, parting line placement, wireframe design and drafting, photorealistic rendering, surface modeling, trimmed surfaces, injection and cooling line placement are aptly handled with this professional package. ExpertCAD™ is a drafting technology designed specifically for the Tool & Die industry.

 In May 2011 we sold the assets and liabilities of the AMT group in exchange for $250,000 in cash and a note receivable in the amount of $162,500.

Marketing and Distribution

We market and distribute our products and services primarily through a direct sales force and through our service organization in North America and Europe. The majority of our sales in Asia are in Japan. We market and distribute our products and services in Japan primarily through authorized resellers. We have contracted with resellers in Europe to reach areas not covered by our direct sales presence and to supplement our existing sales force; however, to date, the revenue generated from this indirect distribution has not been material.

Competition

We compete against much larger entities, all of which have substantially greater financial resources than we do. We operate in an extremely competitive market for all of our software and service offerings. We compete in all our markets on the basis of meeting our customers’ business needs with a viable solution that offers an affordable price, low cost of ownership and a high level of customer support and service.

The Cadra software technology competes directly with the offerings of such companies as Autodesk and Siemens. This 2D technology is also marketed as a complementary offering to many 3D products (that all possess some level of 2D drafting capability) offered by companies such as PTC, Dassault, Siemens, Autodesk and SolidWorks. These companies all have financial resources far in excess of our resources.

Our Company’s PLM and collaborative technology, ProductCenter, competes against offerings of the companies listed in the paragraph above and against other companies that have focused on PLM and collaborative offerings as well.

Our service offerings, which include consulting, training and discreet engineering services, compete with offerings by all of the large CAD companies noted above, small regional engineering services companies and the in-house capabilities of our customers.

Personnel

As of May 31, 2011, we employed 44 persons, 41 on a full time basis and 3 part time.

Backlog

Product backlog as of May 31, 2010 and 2009 was insignificant. Deferred revenue, consisting primarily of software maintenance services for which the Company has billed, but where the service is to be performed during the following year, totaled approximately $2,779,000 and $3,022,000 at May 31, 2010 and 2009, respectively. In addition, we had a backlog of consulting orders totaling approximately $.5 million at both May 31, 2010 and 2009.

Product backlog as of February 28, 2011 and 2010 was insignificant. Deferred revenue, consisting primarily of software maintenance services for which the Company has billed, but where the service is to be performed during the following year, totaled approximately $2,282,000 and $2,937,000 at February 28, 2011 and 2010, respectively. In addition, we had a backlog of consulting orders totaling approximately $.4 million at both February 28, 2011 and 2010.

Research and Development

We have approximately 13 product development engineers in our research and development groups located in Michigan and Massachusetts. In fiscal 2010 and 2009, we incurred research and development expense of approximately $1.8 million related to the development of our technology and products. We have also used third-party engineering companies to perform some of our product development and quality assurance testing of our technology.

Intellectual Property

We rely primarily on a combination of trade secrets, patents, copyright and trademark laws, and confidentiality procedures to protect our technology. Due to the technological change that characterizes the PLM industry, we believe that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how and the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage.

We own four patents related to our Cadra and ProductCenter technologies. One of our Cadra related patents expires in 2013 and the other expires in 2016. Our two ProductCenter related patents expire in 2016 and 2019. We have not been nor are we currently involved in or aware of any litigation regarding any of our patents. In addition to our patents, we have secured registration on a number of trademarks which we consider important to the protection of our brands.

Governmental Regulation

We export our products throughout the world, and thus we are subject to Federal Export Regulations. We believe we comply with all such regulations. Although our non-U.S. based revenue was 30% of total revenue in 2010, we do not view these regulations as particularly onerous nor are the compliance costs material to our operations.

Customers

No single customer accounted for more than 10% of our revenue in fiscal 2010 or 2009. Our largest customer was responsible for 7% and 5% of our revenue during fiscal 2010 and 2009, respectively. Our three largest customers were responsible in the aggregate for 13% and 14% of our revenue during fiscal 2010 and 2009, respectively. Accordingly, the loss of one or more of our three largest customers could have a material adverse effect on the business.

Seasonality

Our first fiscal quarter, which begins June 1 and ends August 31, has historically been our slowest quarter. We believe that this weakness is due primarily to the buying habits of our customers and that this quarter falls within prime vacation periods.

PROPERTIES

We lease office space in Lowell, Massachusetts, Munich, Germany, and Milan, Italy. We believe that our current office space is adequate for current and anticipated levels of business activity.

LEGAL PROCEEDINGS

From time to time, we are party to various legal proceedings and claims that arise in the ordinary course of our business. As of the date of this prospectus, there are no material outstanding claims and no amounts have been accrued.

MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Our common stock is quoted on the Pink Sheets under the symbol “SOFT.PK.” The following table sets forth the high and low bid information for our common stock for the periods indicated, which reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.  The prices in the table below reflect the 1-for-20 reverse stock split that became effective on June 7, 2011.

	High	Low
Fiscal Year Ended May 31, 2011
First Quarter	$2.40	$1.80
Second Quarter	2.40	1.60
Third Quarter	1.80	.60
Fourth Quarter	4.20	.40
Fiscal Year Ended May 31, 2010
First Quarter	5.00	1.20
Second Quarter	4.80	2.00
Third Quarter	2.80	1.40
Fourth Quarter	3.80	2.00
Fiscal Year Ended May 31, 2009
First Quarter	3.00	1.60
Second Quarter	1.80	1.20
Third Quarter	1.20	.40
Fourth Quarter	2.00	.40

On June 7, 2011, the last reported sale price of our common stock on the Pink Sheets was $2.40 per share (as adjusted for the reverse stock split). As of June 8, 2011, there were 995,250 shares of our common stock outstanding held by approximately 193 holders of record (adjusted for 36 holders of record that held less than 20 shares prior to the reverse stock split and will be paid cash for their fractional holdings resulting from the reverse stock split), and we had outstanding options to purchase an aggregate of 11,558 shares of common stock, with a weighted average exercise price of $1.83 per share.

Dividend Policy

We have not paid any cash dividends on our common stock since 1997, and we have no present intention to pay any cash dividends again in the future. Additionally, our loan agreement with One Conant Capital prohibits us from paying dividends. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” for a description of the loan agreement.

Equity Compensation Plan Information

The following table provides information, as of May 31, 2011, regarding our 1994 Stock Option Plan and our 2011 Equity Incentive Plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	1,350	$1.80	150,000
Equity compensation plans not approved by security holders(2)	208	2.00	-
Total	1,558	$1.83	150,000

_______________________

(1)

Includes our 1994 Stock Option Plan and our 2011 Equity Incentive Plan. No new options could be granted under our 1994 Stock Option Plan after fiscal year 2004, but options granted prior to that time continue to vest. As of May 31, 2011, we had outstanding fully-vested options to purchase an aggregate of 1,350 share of common stock that were granted under the 1994 Stock Option Plan and that may still be exercised. As of May 31, 2011, no options had been granted under our 2011 Equity Incentive Plan.  For additional information, see “EXECUTIVE COMPENSATION – SofTech Equity Incentive Plan” beginning on page 31.

(2)

Represents an option to purchase common stock granted outside of the 1994 Stock Option Plan and the 2011 Equity Incentive Plan to a consultant for services rendered in connection with developing and implementing corporate strategies. The option was granted in April 2011 with an exercise price of $.10, and it will expire in August 2011 if not earlier exercised.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included in this prospectus.  This discussion includes forward-looking statements that involve risk and uncertainties.  As a result of many factors, such as those set forth in this prospectus under “Risk Factors,” actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We operate in one reportable segment and are engaged in the development, marketing, distribution and support of computer software solutions that enable companies to manage the entire lifecycle of their products from conception through design and manufacture, to service and disposal, all of which is known in the industry as Product Lifecycle Management (“PLM”). These solutions include software technology offerings for Computer Aided Design (“CAD”), Product Data Management (“PDM”) and Collaboration technologies, all of which fit under the broadly defined PLM industry. Our operations are organized geographically in the U.S. and Europe. We have sales and customer support offices throughout the U.S., Germany and Italy. We also operate through resellers in Europe and Asia. Components of revenue and long-lived assets (consisting primarily of goodwill and property, plant and equipment) by geographic location are outlined in Note E to the consolidated financial statements for the fiscal year ended May 31, 2010.

Following the sale of our Advanced Manufacturing Technology (AMT) product line (Prospector™, ToolDesigner™, and ExpertCAD™) in May 2011, we have two primary products lines:  ProductCenter® and Cadra®.  In general, we have experienced year-over-year declines in revenue and a lack of new customers for these products for several years.  From fiscal year 2009 to 2010, ProductCenter and Cadra revenue declined 16.2% and 21.5%, respectively.

Revenue from our ProductCenter technology has been declining due to several factors. In July 2007, PTC informed us that it would not renew its partnership agreement with us when the agreement expired in January 2008.  We had been a member of the PTC partnership program for 12 years. The PTC partnership agreement, among other things, provided us with the right to distribute certain information that allowed for our technology to directly interface with PTC’s proprietary CAD tools. The non-renewal has essentially prevented us from marketing our ProductCenter solution to new customers that utilize PTC’s technology and has negatively impacted our product revenue from this technology offering.  In addition to the PTC partnership termination, ProductCenter revenue has been negatively affected by: (i) an increased number of competitive offerings in the marketplace, (ii) elongation of purchase decisions by customers of a technology that already has a long sales cycle, and (iii) uncertain economic conditions.

We have also experienced revenue declines in our Cadra product line.  Cadra, which we acquired in 1998, is a 2D technology that was first introduced in the early 1980’s.  The 2D marketplace is dominated by AutoCAD, a product sold by Autodesk.  Due to the age and market position of our Cadra product line, we make no attempt to find new customers for this product, rather we have been focused on keeping our existing customers. As existing customers migrate to other solutions and/or reduce the use of Cadra, our revenue declines without any potential offsets from new accounts. Cadra product revenue is also negatively impacted by the newer 3D technologies available in the marketplace that have become more affordable and easier to use in the last 10 years.  Given these factors, as well as the uncertain economic conditions, we anticipate that the general declining revenue trends over the past five years in the Cadra product line will continue.

Since the Recapitalization Transaction described below, the new management team is evaluating strategies to reverse this trend and find new ways to generate revenues and strengthen the Company’s business.

Recapitalization Transaction

On March 11, 2011, we completed the Recapitalization Transaction in which we (i) sold an aggregate of 384,588 shares of common stock (7,691,764 shares pre-split) in a private placement transaction to investors that included Joseph P. Mullaney, who previously served as our President and Chief Executive Officer from June 2001 through December 2006; (ii) consummated a $2.9 million term loan and a $300,000 line of credit from One Conant Capital, LLC, a subsidiary of Danversbank; and (iii) consummated an agreement with Greenleaf, our sole debt provider and largest shareholder at the time, whereby Greenleaf accepted $2,750,000 in cash and a $250,000 subordinated note in complete settlement of the $10.6 million then outstanding under our financing agreements with them.  The Recapitalization Transaction improved our financial position and our cost structure as follows:

•

Improved our working capital position by approximately $10 million;

•

Allowed for the utilization of tax attributes that might otherwise expire unused;

•

Reduced our annual debt service (principal and interest) from approximately $2.5 million under the Greenleaf debt facilities to approximately $1 million with our new lender for fiscal 2012;

•

Reduced our interest expense from approximately $600,000 to approximately $260,000 per year;

•

Replaced the Greenleaf debt instrument that was in default with a new debt facility that includes a line of credit; and

•

Turned stockholders’ deficit to equity for the first time in nearly a decade.

Upon consummation of the Recapitalization Transaction, our board of directors and senior management were changed as follows:  Joseph P. Mullaney was appointed President and Chief Executive Officer and was elected as a director; Robert B. Anthonyson was appointed Vice President of Business Development and was elected as a director; and J. Phillip Cooper was elected as a director. Each of these newly elected directors invested in the private placement described above. Shortly thereafter, Hank Nelson was also appointed as a director.

Reverse Stock Split

On May 24, 2011, our shareholders approved an amendment to our articles of organization to affect a 1-for-20 reverse stock split of our issued and outstanding shares of common stock. The amendment to our articles of organization had been previously approved by our board of directors and was filed with the Commonwealth of Massachusetts on June 2, 2011. Pursuant to the amendment, effective as of June 7, 2011, every twenty shares of our issued and outstanding common stock were automatically converted into one share of common stock. The par value of our common stock remained at $.10, and the total number of shares authorized for issuance under or articles of organization remained at 20,000,000.  Unless otherwise indicated, this prospectus reflects the implementation of the 1-for-20 reverse stock split.

Sale of the Advanced Manufacturing Technology (AMT) Product Line

On May 24, 2011, we sold the assets and liabilities of our AMT product line to the manager of that group in exchange for $250,000 in cash and a note receivable in the amount of $162,500. The note carries a monthly interest rate of 1% and will be repaid through periodic payments from 75% of the cash flow of the business. We had originally acquired AMT in November 1997. For fiscal year 2010 and nine months ended February 28, 2011, the AMT product line represented approximately 6.5%  and 6.8% of our revenue, respectively.

Critical Accounting Policies and Significant Judgments and Estimates

The SEC issued disclosure guidance for “critical accounting policies.” The SEC defines “critical accounting policies” as those that require the application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Our significant accounting policies are described in Note B to the consolidated financial statements. We believe that the following accounting policies require the application of our most difficult, subjective or complex judgments:

Revenue Recognition

We follow the provisions of the Statement of Accounting Standards Codification (“ASC”) 985 Software. Revenue from software license sales is recognized when persuasive evidence of an arrangement exists, delivery of the product has been made, and a fixed fee and collectability has been determined. The Company does not provide for a right of return. For multiple element arrangements, total fees are allocated to each of the undelivered elements based upon vendor specific objective evidence of their fair values, with the residual amount recognized as revenue for the delivered elements, using the residual method set forth in ASC 985. Revenue from customer maintenance support agreements is deferred and recognized ratably over the term of the agreements, typically one year. Revenue from engineering, consulting and training services is recognized as those services are rendered using a proportional performance model.

Estimating Allowances for Doubtful Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. A significant change in the liquidity or financial position of any of our significant customers could have a material adverse effect on the collectability of our accounts receivable and our future operating results.

Valuation of Long-lived and Intangible Assets

We periodically review the carrying value of all intangible assets (primarily capitalized software costs) and other long-lived assets. If indicators of impairment exist, we compare the undiscounted cash flows estimated to be generated by those assets over their estimated economic life to the related carrying value of those assets to determine if the assets are impaired. If the carrying value of the asset is greater than the estimated undiscounted cash flows, the carrying value of the assets would be decreased to their fair value through a charge to operations. We do not have any long-lived assets we consider to be impaired.

Valuation of Goodwill

We account for goodwill pursuant to ASC 350 Intangibles – Goodwill and Other.  This statement requires that goodwill be reviewed annually, or more frequently as a result of an event or change in circumstances, for possible impairment with impaired assets written down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified within the statement’s criteria.

As of May 31, 2010, the Company conducted its annual impairment test of goodwill by comparing fair value to the carrying amount of the underlying assets and liabilities of its single reporting unit. During fiscal year 2010, we did not conduct interim impairment tests since no event occurred to cause them to be impaired.  The Company determined that the fair value exceeded the carrying amount of the assets and liabilities, therefore no impairment existed as of the testing date.

Valuation of Deferred Tax Assets

We regularly evaluate our ability to recover the reported amount of our deferred income taxes considering several factors, including our estimate of the likelihood of our generating sufficient taxable income in future years during the period over which temporary differences reverse. Our deferred tax assets are currently fully reserved.

Results of Operations

Nine Months Ended February 28, 2011, as Compared to Nine Months Ended February 28, 2010

The table below presents the comparative income statements for the nine month periods ended February 28, 2011 and 2010 along with the dollar and percentage change amounts for each revenue and expense item (expressed in thousands, except percentages):

	2011	2010	Change in $	Change in %
Revenue:
Products	$ 1,047	$ 829	$ 218	26.3%
Services	4,655	4,926	(271)	(5.5)
Total revenue	5,702	5,755	(53)	(0.9)

Cost of revenue:
Products	32	106	(74)	(69.8)
Services	1,115	1,082	33	3.0
Total cost of revenue	1,147	1,188	(41)	(3.5)

Gross margin	4,555	4,567	(12)	(0.3)

Research and development	1,380	1,391	(11)	(0.8)
S.G.& A.	2,512	2,252	260	11.5

Interest expense	416	447	(31)	(6.9)
Other (income) expense, net	(45)	31	(76)	(245.2)

Income before income taxes	$ 292	$ 446	$ (154)	(34.5)

The table below presents the relationship, expressed as a percentage, between income and expense items and total revenue, for the nine month periods ended February 28, 2011 and 2010.

	Items as a percentage of revenue
	2011	2010
Revenue:
Products	18.4%	14.4%
Services	81.6	85.6
Total revenue	100.0	100.0

Cost of revenue:
Products	.6	1.8
Services	19.5	18.8
Total cost of revenue	20.1	20.6

Gross margin	79.9	79.4

Research and development	24.2	24.2
S.G.& A.	44.1	39.1

Interest expense	7.3	7.8
Other (income) expense, net	(.8)	.5

Income before income taxes	5.1%	7.7%

Revenue

Total revenue for the nine month period ended February 28, 2011 was approximately $5.7 million, substantially unchanged as compared to the same period in fiscal 2010. Overall, revenue stabilized during fiscal 2011 after each product line suffered double-digit revenue declines from 2009 to 2010 due to the very difficult economic climate during that period.

The following table summarizes revenue by product line for the nine month periods ended February 28, 2011 and 2010 (000’s, except percentages):

	2011	2010	$ Change	% Change
Product Line
ProductCenter	$ 2,922	$ 3,131	$ (209)	(6.7)%
Cadra	2,392	2,242	150	6.7
AMT	388	382	6	1.6
Total	$ 5,702	$ 5,755	$ (53)	(.9)

Our Cadra and AMT technologies experienced revenue growth during the first nine months of fiscal 2011 as compared to the same period in the prior fiscal year. These increases have been more than offset by a revenue decline from our ProductCenter technology. The specific reasons for the fluctuations in revenue are described by product line below.

Product Revenue

Product revenue for the nine month period ended February 28, 2011 was approximately $1.05 million as compared to $829,000 for the same period in fiscal 2010, a 26.3% increase. The table below details product revenue by product line for the nine months ended February 28, 2011 and 2010 (000’s, except percentages):

	2011	2010	$ Change	% Change
Product Line
ProductCenter	$ 201	$ 444	$ (243)	(54.7)%
Cadra	734	320	414	129.4
AMT	112	65	47	72.3
Total	$ 1,047	$ 829	$ 218	26.3

Our ProductCenter technology is a server based solution that is often evaluated over an extended period of time by customers prior to purchase due to its importance to an enterprise, the various functions within the enterprise that are impacted by the purchase decision and the other systems within an enterprise it may need to communicate with. It is also a purchase that can be deferred. In addition to the long sales cycle, the offerings of competitive products from proprietary CAD vendors have improved over the last several years. The poor economic conditions of the last two years have also reduced demand within our customer base for expansion of users. All of these factors have contributed to significantly reduced product revenue for this technology over the last seven quarters.

Our Cadra and AMT technologies are primarily desktop solutions. The product revenue for the first nine months of fiscal 2011 represents a significant increase from the same period in fiscal 2010, however, the results represent a return towards the product revenue of fiscal 2009. Both Cadra and AMT have enjoyed the benefit of some of our lapsed maintenance customers purchasing new seats as they upgrade to the Windows 7 operating system from Microsoft. Older versions of our software will not run on the Windows 7 operating system and lapsed maintenance customers that still need to use our technology to create new designs or simply access legacy data need to purchase new licenses. We expect this operating system upgrade benefit to continue to positively impact us, however, planning for such an operating system upgrade can take large enterprises more than 24 months.

Service Revenue

Our service revenue is composed of both annual maintenance contracts for previously licensed technology for all of our product lines and consulting revenue generated primarily from our ProductCenter technology. The table below summarizes service revenue by product line for the nine months ended February 28, 2011 and 2010, respectively (000’s, except percentages):

	2011	2010	$ Change	% Change
Product Line
ProductCenter	$ 2,722	$ 2,688	$ 34	1.3%
Cadra	1,658	1,922	(264)	(13.7)
AMT	275	316	(41)	(13.0)
Total	$ 4,655	$ 4,926	$ (271)	(5.5)

Maintenance revenue included in the above summary totaled approximately $3.9 million for the nine months ended February 28, 2011, a decrease of about 11% from the same period in fiscal 2010. Maintenance revenue for each of our product lines declined during the nine months ended February 28, 2011 as compared to the same period in fiscal 2010. The year over year percentage declines in maintenance revenue were as follows: ProductCenter – (6)%; Cadra – (16%); and AMT – (16%). We continue to experience customers declining to renew maintenance or reducing the number of seats covered by maintenance without new customer wins to offset the maintenance losses.

Consulting revenue included in the above summary totaled approximately $726,000 for the nine months ended February 28, 2011, an increase of 42.4% from the same period in fiscal 2010. Nearly 90% of the consulting revenue is generated from professional services provided to our ProductCenter customer base. The increase from fiscal 2010 to 2011 represents a return to a more normalized spending level by our customers, as the general economic conditions have improved.

Revenue by Geographic Area - Revenue generated in the U.S. accounted for 68% of total revenue for the nine months ended February 28, 2011 as compared to 70% of total revenue in the comparable prior period. Revenue generated in Europe was 23% of total revenue for the nine months ended February 28, 2011 as compared to 22% of total revenue in the comparable prior period.  Revenue generated in Asia for the nine months ended February 28, 2011 was 9% of total revenue as compared to 8% of total revenue for the comparable prior period. During the nine months ended February 28, 2011, revenue from the U.S. decreased by approximately 4%, revenue from Europe increased by approximately 6%, and revenue from Asia increased by approximately 12%, in each case, compared to same period in fiscal year 2010. The aforementioned revenue declines in our ProductCenter technology are the reason for the adverse changes in North America as this technology is almost exclusively North American based.

Gross Margin

Gross margin as a percentage of revenue was 79.9% and 79.4% for the nine month periods ended February 28, 2011 and 2010, respectively. Amortization of capitalized software costs ceased in fiscal 2010 when those costs were fully amortized. This was partially offset by a small increase in other cost of sales expenses in the first nine months of fiscal 2011 compared to the same period in fiscal 2010.

Research and Development Expenses

Research and development expenses were approximately $1.4 million for each of the nine month periods ended February 28, 2011 and 2010. Our headcount, compensation levels and utilization of offshore development resources remained constant year over year. We remain committed to improving our technologies and ensuring their compatibility with current operating systems.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $2.5 million for the nine month period ended February 28, 2011, an increase of $260,000 or 11.5% from the comparable nine-month period in fiscal 2010. The increase was due primarily to significant legal and advisory fees related to our debt default in June 2010 and in preparation for the completion of the March 2011 Recapitalization Transaction described in the Note J, entitled “Subsequent Events” to the consolidated financial statements for the fiscal year ended May 31, 2010 included hereunder.

Interest Expense

Interest expense for nine month period ended February 28, 2011 was approximately $416,000, as compared to approximately $447,000 for the comparable prior period. This small decrease was primarily attributable to a decrease in the average amount outstanding under our debt facility. The interest rate on those borrowings remained constant at about 5.5% throughout fiscal 2010 and 2011.

Net Income/Earnings Per Share

Net income for the nine month period ended February 28, 2011 was approximately $292,000 as compared to approximately $446,000 for the comparable prior period. Earnings per share for the nine months ended February 28, 2011 was $.48 (adjusted for the reverse stock split) as compared to $.73 (adjusted for the reverse stock split) for the comparable prior period.  Our revenue stabilized but the increase in legal and transaction related costs associated with the Company’s debt default and Recapitalization Transaction resulted in a decrease in our earnings for the nine month period ended February 28, 2011 compared to the same period in 2010.

Fiscal Year Ended May 31, 2010, as Compared to Fiscal Year Ended May 31, 2009

The table below presents the comparative income statements for the fiscal years ended May 31, 2010 and 2009 along with the dollar and percentage change amounts for each revenue and expense item (expressed in thousands, except percentages):

	2010	2009	Change in $	Change in %
Revenue:
Products	$ 1,141	$ 2,048	$ (907)	(44.3)%
Services	6,570	7,450	(880)	(11.8)
Total revenue	7,711	9,498	(1,787)	(18.8)

Cost of revenue:
Products	149	448	(299)	(66.7)
Services	1,430	1,466	(36)	(2.5)
Total cost of revenue	1,579	1,914	(335)	(17.5)

Gross margin	6,132	7,584	(1,452)	(19.1)

Research and development	1,821	1,814	7	0.4
S.G.& A.	2,962	3,638	(676)	(18.6)

Interest expense	589	760	(171)	(22.5)
Other expense, net	71	35	36	102.9

Income before income taxes	$ 689	$ 1,337	$ (648)	(48.5)

The table below presents the relationship, expressed as a percentage, between income and expense items and total revenue, for the fiscal years ended May 31, 2010 and 2009.

	Items as a percentage of revenue
	2010	2009
Revenue:
Products	14.8%	21.6%
Services	85.2	78.4
Total revenue	100.0	100.0

Cost of revenue:
Products	1.9	4.7
Services	18.5	15.4
Total cost of revenue	20.4	20.1

Gross margin	79.5	79.8

Research and development	23.6	19.1
S.G.& A.	38.4	38.3

Interest expense	7.6	8.0
Other expense, net	0.9	0.4

Income before income taxes	8.9%	14.1%

Revenue

Revenue for fiscal year 2010 was approximately $7.7 million, compared to approximately $9.5 million for the comparable prior period, a decrease of approximately 19%. The current economic contraction, as well as declining demand for our Cadra and AMT product lines, materially and adversely affected our maintenance and product revenues.

The combined product and service revenue by product line for fiscal year 2010 as compared to fiscal year 2009 are as follows (in thousands, except percentage change):

Product Line	2010	2009	$ Change	% Change
ProductCenter	$ 4,266	$ 5,093	$ (827)	(16.2)%
Cadra	2,943	3,748	(805)	(21.5)
AMT	502	657	(155)	(23.6)
Total	$ 7,711	$ 9,498	$ (1,787)	(18.8)

Product Revenue

Product revenue for fiscal year 2010 was approximately $1.1 million, compared to approximately $2.0 million for the comparable period, a decrease of approximately 44% compared to the prior fiscal year. The change from year to year in product revenue among our three product lines was as follows (in thousands, except percentage change):

Product Line	2010	2009	$ Change	% Change
ProductCenter	$ 599	$ 937	$ (338)	(36.1)%
Cadra	450	984	(534)	(54.3)
AMT	92	127	(35)	(27.6)
Total	$ 1,141	$ 2,048	$ (907)	(44.3)

The decrease was attributable to the difficult economic climate, with existing and potential new customers attempting to minimize their expenses, and thus delaying or suspending their procurements, as well as the legacy nature of our Cadra and AMT product lines.

Service Revenue

Service revenue (consisting of maintenance and consulting revenue) for fiscal year 2010 was approximately $6.6 million, compared to approximately $7.5 million for the comparable prior period, a decrease of approximately 12%. The change from year to year in service revenue among our three product lines are as follows (in thousands, except percentage change):

Product Line	2010	2009	$ Change	% Change
ProductCenter	$ 3,667	$ 4,156	$ (489)	(11.8)%
Cadra	2,493	2,764	(271)	(9.8)
AMT	410	530	(120)	(22.6)
Total	$ 6,570	$ 7,450	$ (880)	(11.8)

Service revenue for each product line consists of consulting revenue and maintenance revenue. The decrease in total service revenue was primarily attributable to the difficult economic climate, with customers attempting to minimize their expenses, and thus delaying or suspending consulting engagements, and a decline in new customer orders. These circumstances have had a substantial detrimental impact on the revenue generated from consulting and maintenance services.

Gross Margin

Gross margin as a percentage of revenue was 79.5% in fiscal 2010, as compared to 79.8% for the comparable prior period. The decrease in gross margin percentage was primarily due to decreases in amortization of capitalized software costs and in the cost of services provided. The decrease in amortization of capitalized software is due to software being fully amortized during the quarter ended May 31, 2009.

Research and Development Expenses

Research and development expenses were essentially unchanged ($1.8 million for fiscal years 2010 and 2009). We remain committed to improving our technologies and ensuring their compatibility with current operating systems.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses were approximately $3.0 million for fiscal year 2010, as compared to approximately $3.6 million in the comparable prior period, a decrease of 18.6%. The decrease is due primarily to a decline in commission based compensation resulting from lower product revenue and a reduction in personnel expense associated with a decrease in headcount.

Interest Expense

Interest expense for the fiscal year ended May 31, 2010 was approximately $589,000, as compared to $760,000 for the comparable prior period, a decrease of 22.5%.  This decrease in interest expense was primarily attributable to a decrease in the average amount outstanding under our debt facilities.  Average borrowings were approximately $10.5 million for the fiscal year ended May 31, 2010, as compared to $11.8 million for the comparable prior period, and the interest rate on those borrowings decreased to 5.5% for fiscal year 2010 as compared to approximately 6.5% in 2009.

Net Income

Net income for fiscal year 2010 was approximately $673,000, as compared to approximately $1.3 million in fiscal year 2009. Net income per share for fiscal year 2010 was $1.10 (adjusted for the reverse stock split), as compared to $2.16 (adjusted for the reverse stock split) in fiscal year 2009. The weighted average number of shares outstanding was 610,661 (adjusted for the reverse stock split) in each of fiscal 2010 and 2009.

Liquidity and Capital Resources

Subsequent to the end of fiscal year 2010, we failed to make the scheduled loan payments in accordance with our loan agreements with Greenleaf which triggered a default on the debt. In August 2010, we entered into a forbearance agreement with Greenleaf.  In the forbearance agreement Greenleaf agreed not to enforce its rights under the loan agreements during the term of the forbearance agreement. The forbearance agreement expired October 1, 2010.

Over the course of fiscal 2011 we sought various alternatives for rectifying the June 2010 debt default. On March 11, 2011, we entered into an agreement with Greenleaf whereby they accepted $2,750,000 and a $250,000 subordinated note in complete satisfaction of the $10.6 million then outstanding under its loan agreements. An investor group, led by the Company’s former Chief Executive Officer, purchased 384,588 authorized but unissued shares of common stock for $421,765 and arranged for new debt facilities totaling $3.2 million with a commercial bank.

Historically, we have met our operational liquidity needs through a combination of cash on hand and internally generated funds and have funded capital expenditures and acquisitions with a combination of internally generated funds, cash on hand and borrowings under our credit facilities. During the nine month period ended February 28, 2011 we operated the Company with extreme caution given the uncertainty surrounding our debt default position with Greenleaf. There were no material uses of cash, other than funding operations, during this period of uncertainty regarding the Company’s liquidity.

Sources of Cash

As of February 28, 2011, we had cash on hand of approximately $732,000, an increase of approximately $339,000 from May 31, 2010. Although Greenleaf initially ceased making advances under the $3.5 million line of credit after our default in June 2010, they later agreed to advance funds for working capital purposes during the period of forbearance as we progressed towards a resolution. We borrowed an additional $350,000 under this arrangement during the first nine months of fiscal 2011 to fund our working capital needs. No principal or interest payments were made to Greenleaf throughout the first nine months of fiscal 2011, after a $14,000 interest payment that was made on June 7, 2010. Cash flow from operating activities during this period was essentially break even.

As of February 28, 2011, we had a working capital deficit (current assets less current liabilities) of approximately $11.6 million, essentially unchanged from May 31, 2010. The amounts due Greenleaf in past due principal and interest payments totaled about $10.6 million of the $13.9 million of total liabilities. Greenleaf did allow for additional advances as noted previously, however, they were under no obligation to advance any funds.

The Recapitalization Transaction described above resolved the debt default problem with Greenleaf.

Factors Affecting Sources of Liquidity

Internally Generated Funds.  The key factors affecting our internally generated funds are demand for our services, competition, economic conditions in the markets in which we operate and industry trends.

Restrictions Under Credit Facility.  The Credit Facility with One Conant Capital, LLC contains customary representations, warranties and covenants, including restrictive covenants and affirmative financial covenants, which are described in more detail below. As of May 31, 2011, we were in compliance with all of the covenants under the Credit Facility.

Credit Facility with One Conant Capital

We are party to a $3.2 million credit facility with One Conant Capital, LLC, an affiliate of Danversbank, as lender (the “Lender”), consisting of a $2.9 million term loan and a $300,000 revolving line of credit (the “Credit Facility”).  The Credit Facility is provided pursuant to a Loan, Pledge and Security Agreement, dated as of March 8, 2011, between the Company and the Lender (the “Loan Agreement”).  The Credit Facility is guaranteed by Joseph Mullaney, our President and Chief Executive Officer, pursuant to a Guaranty Agreement, dated as of March 8, 2011, by Mr. Mullaney in favor of the Lender, under which Mr. Mullaney has fully and unconditionally guaranteed the performance of the Company under the Credit Facility and by the Company’s subsidiaries, Information Decisions, Incorporated and Workgroup Technology Corporation (the “Subsidiary Guarantors”) pursuant to a Guaranty Agreement, dated as of March 8, 2011, by the Subsidiary Guarantors in favor of the Lender, under which the Subsidiary Guarantors have fully and unconditionally guaranteed the performance of the Company under the Credit Facility.  As of May 31, 2011, the Company had approximately $2.7 million outstanding under the Credit Facility.

Each of the term loan and the revolving line of credit has a three year term and matures on February 28, 2014.  Amounts borrowed under each of the term loan and the revolving line of credit bear interest at the annual rate equal to the greater of (i) the Prime Rate (as defined in the Loan Agreement) plus three percent, (ii) LIBOR plus five and one half percent, and (iii) ten percent, per annum.  If the Company’s Leverage Ratio (as defined in the Loan Agreement) is 1.5:1.0 or less for two consecutive fiscal quarters, the minimum interest rate is reduced to eight percent.  In addition, the Company is obligated to pay a quarterly fee of 1.5% of revenue throughout the term of the Credit Facility.

Under the term loan, commencing March 31, 2011 and continuing for 35 months, the Company must pay the Lender monthly principal installments in the aggregate amount of $60,000 per month.  On each of September 30, 2012 and September 30, 2013, the Company must pre-pay unpaid principal, in an amount equal to 50% of Excess Cash Flow (as defined in the Loan Agreement) from the Company’s immediately preceding fiscal year.  The Company must make a final balloon payment of all unpaid principal and interest on the February 28, 2014 maturity date.

The Loan Agreement contains customary representations, warranties and covenants, including a number of restrictive loan covenants, which restrict the Company’s ability to take any of the following actions, among others, without prior written consent of the Lender: (i) incur additional indebtedness; (ii) pay or declare dividends; (iii) enter into a business substantially different from existing operations; (iv) issue or authorize any additional or new equity that will result in a change of control; and (v) take any corporate action outside the ordinary course of business.

The Loan Agreement also includes the following three affirmative financial covenants measured on the last day of each fiscal quarter throughout the term of the Credit Facility:

Leverage Ratio: The ratio of indebtedness under the Credit Facility to EBITDA (as defined in the Loan Agreement), must not exceed:

•

2.25:1 for the six month period ending August 31, 2011 and the nine month period ending November 30, 2011 (with the partial year EBITDA annualized for each of those periods);

•

2.00:1 for the four fiscal quarters ending on each of February 28, 2012 and May 31, 2012;

•

1.75:1 for the four fiscal quarters ending on each of August 31, 2012 and November 30, 2012; and

•

1.50:1 for each period of four fiscal quarters ending thereafter.

Fixed Charge Coverage Ratio: The ratio of EBITDA to Fixed Charges (as defined in the Loan Agreement) must equal or exceed 1.25:1:

•

for the six month period ending August 31, 2011 and the nine month period ending November 30, 2011 (with partial year performance measures annualized); and

•

for each period of four fiscal quarters ending on and after February 28, 2012.

Liquidity Ratio: Beginning on May 31, 2011, the ratio of cash plus accounts receivable plus availability under the line of credit to the sum of accounts payable plus accrued expenses must equal or exceed 1.50:1.

As of May 31, 2011, we were in compliance with all such covenants.

The Loan Agreement provides for events of default customary for credit facilities of this type, including but not limited to non payment, misrepresentation, breach of covenants and bankruptcy.  Upon an event of default, the interest rate on all outstanding obligations may be increased and the Lender may accelerate payment of all outstanding loans.

The Credit Facility is secured by all of our assets pursuant to the terms of the Loan Agreement and an Intellectual Property Security Agreement dated as of March 8, 2011 between the Company and the Lender.  As additional security for the Credit Facility, (i) the Subsidiary Guarantors have granted liens on all of their assets in favor of the Lender pursuant to a Pledge and Security Agreement dated as of March 8, 2011 between the Subsidiary Guarantors and the Lender and Intellectual Property Security Agreements dated as of March 8, 2011 between each Subsidiary Guarantor and the Lender, and (ii) Joseph P. Mullaney has pledged all of his stock in the Company, as well as certain personal assets, in favor of the Lender pursuant to a Pledge and Security Agreement dated as of March 8, 2011 between Joseph Mullaney and the Lender.  Substantially all of the Company’s U.S. based cash balances are maintained at Danversbank, subject to control agreements with the Lender. The Loan Agreement requires the Company to close any other bank accounts on or before September 2, 2011.

Greenleaf Subordinated Note

On March 8, 2011, the Company also entered into an agreement with Greenleaf, under which Greenleaf agreed to accept $2.75 million in cash and a $250,000 subordinated note (the “Greenleaf Note”) in complete settlement of its $10.6 million indebtedness. The Greenleaf Note is subordinated to the Credit Facility in accordance with a Subordination and Intercreditor Agreement, dated as of March 8, 2011, among the Company, the Lender and Greenleaf (the “Subordination Agreement”).   Interest on the Greenleaf Note accrues at the annual rate of five percent.  Accrued interest only is payable monthly commencing May 1, 2011.  Principal must be paid from fifty percent of Excess Cash Flow (as defined in the Loan Agreement), commencing September 30, 2012.  All principal plus unpaid accrued interest is due on the later of February 28, 2014 and the date on which all amounts due under the Credit Facility are paid in full.  The Company’s obligations under the Greenleaf Note are (i) secured by liens on the assets of the Company pursuant to a Security Agreement dated March 25, 2009, between the Company and Greenleaf, as amended, (ii) secured by liens on the assets of the Subsidiary Guarantors pursuant to Security Agreements dated August 26, 2010, between each Subsidiary Guarantor and Greenleaf, as amended, and (iii) guarantied by each Subsidiary Guarantor pursuant to Guaranties dated August 26, 2010 by each Subsidiary Guarantor in favor of Greenleaf, as amended.  All liens securing the Greenleaf Note are expressly subordinated to the liens of the Lender pursuant to the Subordination Agreement.

We believe that the cash on hand together with anticipated cash flow from operations and available borrowings under our Credit Facility will be sufficient to meet our liquidity and capital resource needs for the next year.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers as of the date of this prospectus:

Name	Age	Position
Joseph P. Mullaney	54	President, Chief Executive Officer and Director
Robert B. Anthonyson	64	Vice President of Business Development and Director
J. Phillip Cooper	67	Director
Hank Nelson	52	Director
Amy E. McGuire	36	Chief Financial Officer, Treasurer and Clerk

Joseph P. Mullaney has served as President, Chief Executive Officer and Director since the consummation of the Recapitalization Transaction.  From January 2008 through March 2011, Mr. Mullaney was a management consultant for several technology, renewable energy and telecom companies.  From January 2007 through December 2007, Mr. Mullaney served as Chief Executive Officer and Chief Financial Officer of Boston Communications Group, Inc., and repositioned that troubled entity for a successful sale at double its then current market value.  From June 2001 through December 2006, Mr. Mullaney served as President and Chief Executive Officer of the Company.  During this period, Mr. Mullaney developed and implemented the turnaround strategy that ended three consecutive years of negative cash flow totaling almost $10 million and resulted in almost ten years of positive cash flow.  Mr. Mullaney has a BS from Stonehill College and an MBA from Northeastern University.  Mr. Mullaney’s extensive entrepreneurial and executive experience, his in-depth knowledge of our company in his executive capacity and his proven ability to raise funds and provide access to capital make him uniquely qualified to serve as President, CEO and as a member of our Board.  Mr. Mullaney’s term as a director expires at the annual meeting of shareholders for fiscal year 2012 to be held in 2013.

Robert B. Anthonyson has served as Vice President of Business Development and Director since the consummation of the Recapitalization Transaction.  Mr. Anthonyson is a founder of AVID Systems, a developer of RFID-based technology that allows automated payment when entering or exiting parking garages (sold to Amtech Corp.), co-founder of Dynamics Associates (sold to Interactive Data Corp. then owned by Chase), a patent holder, and technologist.  From 2003 through March 2011 Mr. Anthonyson was a broker at Sotheby’s Realty.  Mr. Anthonyson also served as the project manager of the award-winning $80M park and underground garage project that transformed Boston’s downtown financial district.  Mr. Anthonyson currently serves as a Director of FireStar Software. Mr. Anthonyson has a BS and MS from MIT and an MBA from Stanford University.  Mr. Anthonyson’s extensive knowledge of, and experience in, the software and technology industry, experience as a founder of several technologies and companies and leadership background make him uniquely qualified to serve as VP of Business Development and as a member of our Board.  Mr. Anthonyson’s term as a director expires at the annual meeting of shareholders for fiscal year 2011 to be held in 2012.

J. Phillip Cooper is the Chairman of the Compensation Committee and serves on the Audit Committee.  Mr. Cooper is the former Vice Chairman, EVP, and CFO of Charles River Associates (NASDAQ: CRAI), from which he retired in June, 2006.  Mr. Cooper has held numerous CEO positions at several technology companies, including Newstar Technologies in Toronto, Ontario; Clinical Information Advantages, Inc., in Waltham, MA; and Applied Expert Systems in Cambridge, MA.  Currently, Mr. Cooper is a member of Boston Harbor Angels, a member of the Board of Advisors of The Capital Network, a member of MIT’s Venture Mentoring Service and serves as a Director or Advisor for three technology companies.  Mr. Cooper has a B.Com from the University of Toronto and a Ph.D. from MIT.  Mr. Cooper’s significant public company experience, leadership and management experience in the technology industry, and expertise in the fields of marketing, business development, deal structuring and negotiation, acquisition and strategic partnering, and financial engineering enable him to make critical contributions as a member of our Board.  Mr. Cooper’s term as a director expires at the annual meeting of shareholders for fiscal year 2013 to be held in 2014.

Hank Nelson is the Chairman of the Audit Committee and serves on the Compensation Committee.  Mr. Nelson is the founder and principal of Monadnock Advisors, LLC, a business advisory and investment banking firm focused on the lower to mid-sized companies in technology, health care and business services markets. Mr. Nelson is the former CEO of Clearstory Systems, CEO of INSCI Corporation, COO of Practiceworks and COO of InterQual.  Mr. Nelson was also a founder and principal of Vitalworks and Sextant Corporation.  He serves as a member of the Board of Advisors for three technology companies and the Northeastern University Health and Sciences Venture Mentoring Program.  Mr. Nelson has a BS from Northeastern University.  Mr. Nelson’s significant leadership, management and operating experience, and significant financial, accounting and corporate governance expertise enable him to make critical contributions as a member of our Board.  Mr. Nelson’s term as a director expires at the annual meeting of shareholders for fiscal year 2012 to be held in 2013.

Amy E. McGuire was appointed our Chief Financial Officer in January of 2007.  Ms. McGuire joined us as an Accounting Manager in 2002 when we acquired Workgroup Technology Corporation (“WTC”).  Ms. McGuire became our Corporate Controller in August 2004.  Ms. McGuire was employed by WTC for 5 years prior to the acquisition. Ms. McGuire has a BS from Nichols College.

Director Independence

In determining whether the members of our board of directors and its committees are independent, we have elected to use the definition of “independence” set forth in the listing standards of the NASDAQ Stock Market. After considering all relevant relationships and transactions, our board of directors, in consultation with legal counsel, has determined that Messrs. Cooper and Nelson are “independent” within the meaning of the applicable listing standards of the NASDAQ Stock Market. Messrs. Mullaney and Anthonyson are not independent within the meaning of the applicable listing standards of the NASDAQ Stock Market. The Company has a separate standing Audit Committee and a separate standing Compensation Committee, each of which is comprised of the two independent directors, Messrs. Cooper and Nelson. The Company does not have a separate standing Nominating and Governance Committee. Instead, the full board of directors has the responsibility of selecting individuals to be nominated for election to the board of directors.

EXECUTIVE COMPENSATION

The following table summarizes the compensation paid to our current and former President and Chief Executive Officer and to each of the two most highly compensated executive officers (collectively, the “Named Executive Officers”) during or with respect to each of the two fiscal years ended May 31, 2010 and 2011.

Summary Compensation Table

Name and principal position	Year	Salary($)	Bonus($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All other compensation($)(3)	Total($)
Joseph P. Mullaney (4)	2011	$ 43,974	-	-	-	$ 43,974
President & CEO
Jean Croteau (5)	2011	174,563	-	$ 22,470	$ 373,196	570,229
Former President & CEO	2010	199,500	-	18,978	5,091	283,569
Amy E. McGuire	2011	94,500	-	-	192,490	316,990
Chief Financial Officer	2010	94,500	$ 30,000	-	2,830	127,330
Robert B. Anthonyson (4)	2011	32,981	-	-	500	33,481
VP of Business Development

__________________________

(1)

As of the date of this prospectus, bonuses for the fiscal year ended May 31, 2011 have not been determined. We expect that bonuses will be determined during the first quarter of fiscal 2012.

(2)

Represents sales commissions paid to Mr. Croteau.

(3)

Reflects our contributions to each of the Named Executive Officer’s accounts under our 401(k) plan.  Also includes (i) $18,924 paid by the Company to Mr. Croteau for accrued and unused vacation upon termination, (ii) $350,000 paid by Greenleaf to Mr. Croteau upon completion of the Recapitalization Transaction and (iii) $190,000 paid by Greenleaf to Ms. McGuire upon completion of the Recapitalization Transaction.  This column does not include a $20,000 payment made by the Company to Mr. Mullaney for services rendered as a consultant in connection with the Recapitalization Transaction, as described below under “Narrative Compensation Disclosure.”

(4)

Messrs. Mullaney and Anthonyson were hired as officers and employees upon completion of the Recapitalization Transaction on March 11, 2011 at annual base salaries of $200,000 and $150,000 respectively.

(5)

Mr. Croteau resigned from his position as President and CEO upon completion of the Recapitalization Transaction in March 2011 and continued performing specified transition services for the Company until his employment was terminated on April 15, 2011.

Narrative Compensation Disclosure

Messrs. Mullaney and Anthonyson were hired upon completion of the Recapitalization Transaction with an initial annual salary of $200,000 and $150,000, respectively. Subsequently, the Compensation Committee has recommended, and the Board of Directors has approved, the following arrangements:

Mr. Mullaney – effective June 1, 2011, an annual salary of $225,000 with a bonus opportunity of up to 50% of the annual salary. Performance goals for payment of bonuses are to be established by mutual agreement between Compensation Committee and Mr. Mullaney. In addition, Mr. Mullaney is entitled to one year’s compensation in the event his employment is terminated without cause.

Mr. Anthonyson – effective June 1, 2011, an annual salary of $175,000 with a bonus opportunity of up to 50% of the annual salary. Performance goals for payment of bonuses are to be based half on attainment of corporate goals and half on personal goals. In addition, Mr. Anthonyson is entitled to six months compensation in the event his employment is terminated without cause.

Between February 14 and March 11, 2011, Mr. Mullaney was paid $20,000 by the Company as a consultant to assist in completing the Recapitalization Transaction and to plan for the transition to a new management team and board.

Transaction Bonus

Upon completion of the Recapitalization Transaction, Mr. Croteau and Ms. McGuire each received a one-time transaction bonus of $350,000 and $190,000, respectively, directly from Greenleaf. Greenleaf agreed to these transaction bonuses in July 2010 when the Company defaulted on its debt facilities and sought various alternative solutions to remedy the default. The transaction bonuses served to secure the services of the management team during that period of uncertainty. Greenleaf also agreed to reimburse each of Mr. Croteau and Ms. McGuire for their medical and dental premiums for eighteen months should their employment or consulting relationship with the Company be terminated subsequent to the transaction and would cease upon acceptance of new employment. Mr. Croteau’s employment with the Company was terminated effective April 15, 2011.

Retirement Plan

We have a 401K retirement plan, for which all our employees are eligible, including the Named Executive Officers. We match employee contributions, which are vested immediately, up to 2% of the employee’s compensation.

Option Grants In The Last Fiscal Year

No Stock Appreciation Rights (“SARs”) or options to purchase our stock were granted to the Named Executive Officers during fiscal years 2010 or 2011.

Director Compensation

The following table sets forth certain information concerning the compensation of our non-employee directors during the fiscal year ended May 31, 2011.

Name(1)	Fees earned or paid in cash ($)(2)	Option awards ($)(3)	Total ($)
J. Phillip Cooper	3,000	0	3,000
Hank Nelson	3,000	0	3,000
Ronald A. Elenbaas Former Director	0	0	0
Timothy J. Tyler Former Director	0	0	0
Frederick A. Lake Former Director	0	0	0

_____________________

(1)

Messrs. Elenbaas, Tyler and Lake resigned from the Board of Directors on March 11, 2011 upon completion of the Recapitalization Transaction.  Mr. Cooper was appointed to the Board of Directors on March 8, 2011 and reelected at the Annual Meeting of Shareholders on May 24, 2011.  Mr. Nelson was appointed to the Board of Directors effective March 11, 2011.

(2)

Directors who are compensated as full-time employees receive no additional compensation for service on our Board of Directors.  Effective March 11, 2011, each independent director who is not a full-time employee is paid an annual fee of $12,000, which is paid on a quarterly basis in arrears.

(3)

As of May 31, 2011, the non-employee directors and former directors did not hold any options.  For information regarding option grants since May 31, 2011, see the narrative below.

Directors were not paid any fees or other compensation for service as members of the Board of Directors during fiscal 2010. Pursuant to our 1994 Stock Option Plan, non-employee Directors were eligible to be granted non-qualified options to purchase shares of our Common Stock. The Board of Directors administers the 1994 Stock Option Plan. Stock options typically terminate upon a Director leaving his or her position for any reason other than death or disability. No option may be exercised after the expiration of ten years from its date of grant. No new options could be granted under this Plan after 2004. Thus, no option awards were made in fiscal 2010.

With respect to the new Board of Directors, the Company has adopted the following compensation structure.  Each non-employee Director will receive an annual fee of $12,000 paid on a quarterly basis in arrears. In addition, in order to align their interests with those of the shareholders, each non-employee Director will be granted an option to purchase 5,000 shares (post-split) of Common Stock at an exercise price equal to the fair market value of our Common Stock on the date of grant.  These options will vest monthly on a pro rata basis over each non-employee Director’s initial three year term as a Director. Directors Cooper and Nelson were each granted an option to purchase 5,000 shares on June 7, 2011.

SofTech, Inc. Equity Incentive Plans

2011 Equity Incentive Plan

The 2011 Equity Incentive Plan (the “2011 Plan”) was approved by our shareholders at the 2011 Annual Meeting held on May 24, 2011. The 2011 Plan replaced our 1994 Stock Option Plan (the “1994 Plan”), under which no new equity awards have been granted since 2004 and no new awards will be granted under the 1994 Plan in the future.  150,000 shares of our common stock are reserved for issuance under the 2011 Plan.  Additionally, any shares subject to any award under the 2011 Plan or the 1994 Plan that expires or is terminated unexercised or is forfeited will be available for awards under the 2011 Plan.

All employees, officers, directors, consultants and advisors of the Company or any of its affiliates capable of contributing to the successful performance of the Company are eligible to be participants in the 2011 Plan. Based on the number of our current employees, directors and consultants, there are approximately 60 individuals who currently would be eligible to participate in the 2011 Plan, although we currently do not expect to make broad-based grants to all employees of the Company and its subsidiaries.  We may grant stock options, restricted stock, restricted stock units, stock equivalents and awards of shares of common stock that are not subject to restrictions or forfeiture under the 2011 Plan. We may not in any fiscal year grant to any participant stock options, SARs or other awards with respect to which performance goals apply covering more than 50,000 shares.

The 2011 Plan is administered by the Compensation Committee of the Board of Directors composed of two or more members who are independent from Company management (the “Committee”). The Committee has the authority to adopt administrative rules and practices governing the operation of the 2011 Plan and to interpret its provisions. The Committee may, subject to applicable law, delegate to one or more of our executive officers the power to make awards to participants who are not executive officers or Directors, subject to a maximum number of shares fixed by the Committee. The Board may at any time also take any such action.

Except as may be limited by the 2011 Plan or applicable law, the Committee selects participants to receive awards and determines the terms and conditions of each award, including the number of shares of common stock subject to awards, the price, if any, a participant pays to receive or exercise an award, the time or times when awards vest or may be exercised, settled or forfeited, any performance goals, restrictions or other conditions to vesting, exercise, or settlement of awards, and the effect on awards of the disability, death, or termination of service of participants. Awards may be made to participants who are foreign nationals or employed outside the United States on terms the Committee deems appropriate.

Upon an equity restructuring or other corporate transaction that affects the Common Stock such that an adjustment is required in order to preserve the benefits intended to be provided by the 2011 Plan, the Committee shall equitably adjust any or all of the number and kind of shares in respect of which awards may be made under the 2011 Plan, the number and kind of shares subject to outstanding awards, the exercise price with respect to any of the foregoing, and the limit on individual grants. The Committee may act to preserve the participants’ rights in the event of a change in control of the Company as the Committee may consider equitable to participants and in the best interests of the Company, including without limitation: accelerating any time period relating to the vesting, exercise, or settlement of awards, providing for payment to participants of cash or other property with a fair market value equal to the amount that would have been received upon the vesting, exercise, or settlement of awards in connection with the change in control, adjusting the terms of awards in a manner determined by the Committee to reflect the change in control, causing awards to be assumed, or new rights substituted therefor, by another entity, or terminating awards.

We may not, without shareholder approval, amend any outstanding option or SAR to reduce the exercise price or replace it with a new award exercisable for common stock at a lower exercise price.  Subject to the prohibition on repricing, the Committee may not amend, modify or terminate any outstanding award for which the respective participant’s consent would be required unless the terms of the award permit such action, the Committee determines that such action is required by law, or the Committee determines that the action would not materially and adversely affect the participant. The Board of Directors may amend, suspend or terminate the 2011 Plan, subject to any shareholder approval it deems necessary or appropriate.

As of the date of this prospectus, we have granted options to purchase 10,000 shares of our common stock under the 2011 Plan. These options were granted to our two non-employee directors as part of our director compensation policy. For more information, see “EXECUTIVE COMPENSATION – Director Compensation” above.

1994 Stock Option Plan

The Company also has a 1994 Stock Option Plan (the “1994 Plan”). No new options could be granted under the 1994 Plan after fiscal year 2004, but options granted prior to that time have continued to vest. As of May 31, 2011, we had outstanding fully-vested options to purchase an aggregate of 1,350 shares of common stock that were granted under the 1994 Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

 The following table provides information concerning beneficial ownership of our common stock as of June 2, 2011, for (i) each person named in the “Summary Compensation Table” as a Named Executive Officer, (ii) each director individually, (iii) all directors and executive officers as a group, and (iv) each person known by us to beneficially own more than 5% of our outstanding common stock.  The address for our executive officers, directors and Chandra Singh is in care of SofTech, Inc., 59 Lowes Way, Suite 401, Lowell, MA 01851.

Name of Beneficial Owner (1) (2)	Amount and Nature of Beneficial Ownership	Percent of Class
Joseph P. Mullaney	83,635(3)	8.4%
Robert B. Anthonyson	129,838	13.0
J. Phillip Cooper	25,000	2.5
Hank Nelson	-	-
Amy E. McGuire	-	-
Jean J. Croteau	-	-
William D. Johnston	271,411(4)	27.3
Chandra Singh	127,036(5)	12.8
All Directors and executive officers as a group (5 persons)	238,473	24.0

______________________

* Less than one percent (1%).

(1)

 Based upon information furnished by the persons listed. Except as otherwise noted, all persons have sole voting and investment power over the shares listed. A person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date.

(2)

There were 995,250 shares outstanding on June 8, 2011.

(3)

Mr. Mullaney pledged 80,000 shares (1.6 million shares pre-split) to One Conant Capital, LLC to partially secure the $3.2 million in new debt facilities obtained in the Recapitalization Transaction.

(4)

Includes 264,411 shares owned by Greenleaf Capital, Inc., 4,500 shares owned by The Ronda E. Stryker and William D. Johnston Foundation and 2,500 shares owned by a trust established by Mr. Johnston’s wife. Mr. Johnston is the sole shareholder of Greenleaf and the beneficial owner of all 271,411 shares. In connection with the Recapitalization Transaction, for the three year period ended March 11, 2014 Greenleaf agreed to vote all shares beneficially owned by it in accordance with the recommendations of the Board of Directors, and Greenleaf provided a related proxy. Mr. Johnston’s business address is c/o Greenleaf Capital, Inc., 100 West Michigan Avenue, Suite 300, Kalamazoo, MI 49007.

(5)

Includes 3,225 shares owned by spouse, as to which beneficial ownership is disclaimed.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Greenleaf

Between 1998 and 2011 the Company entered into various financing arrangements with Greenleaf. William D. Johnston, who served as the Company’s Chairman of the Board of Directors from 1996 until his resignation in August 2010, is the President and sole principal of Greenleaf Companies, which owns Greenleaf.  In addition to Mr. Johnston, the SofTech Board of Directors over the previous ten years was composed primarily of individuals affiliated with Greenleaf.  Michael D. Elliston, who served as a Director of the Company from 2007 until his resignation in August 2010, is Greenleaf’s Chief Financial Officer.  Ronald A. Elenbaas, who served as a Director of the Company from 1996 until his resignation in March 2011, is Greenleaf Hospitality Group’s President and CEO. Mr. Elenbaas is a partner with Mr. Johnston in multiple businesses and investments other than SofTech and Greenleaf.   Frederick A. Lake, who served as a Director of the Company from 2000 until his resignation in March 2011, is a partner at the Michigan law firm of Lake, Waldorf & Schau, PLC, which performs professional services for Greenleaf Companies.

Messrs. Johnston and Elliston resigned from the Board of Directors in August 2010 following the Company’s default on the Greenleaf debt. Messrs. Elenbaas and Lake served through the March 2011 Recapitalization Transaction and resigned immediately thereafter.

Prior to the Recapitalization Transaction, Timothy L. Tyler served as a Director of the Company from 1996 until his resignation in March 2011.

Prior to the consummation of the Recapitalization Transaction in March 2011, Greenleaf owned approximately 44.5% of our outstanding common stock and was our sole debt provider. We had a term loan and a revolving line of credit with Greenleaf, both of which were extinguished in the Recapitalization Transaction. The following table summarizes the principal and interest payments made by the Company to Greenleaf by fiscal year from fiscal 2009 through the consummation of the Recapitalization Transaction on March 11, 2011, when the indebtedness was extinguished:

Fiscal Year	Largest Aggregate Amount of Principal Outstanding	Principal Payments, net	Interest Payments	Total Payments
2009	$ 12,605,000	$ 1,715,000	$ 760,000	$ 2,475,000
2010	10,867,000	1,215,000	589,000	1,804,000
2011	10,158,000	2,750,000	14,000	2,764,000

During fiscal years 2009 through the extinguishment of the Greenleaf debt facilities in March 2011, the Company and Greenleaf entered into the following amendments to the debt facilities:

•

In March 2009 the debt facilities were amended and restated to grant Greenleaf a security interest in all of the Company’s assets; and

•

In October 2009 the line of credit was amended to increase the maximum available from $3 million to $3.5 million.

In June 2010, we failed to make the scheduled loan payments in accordance with the Greenleaf loan agreements, which triggered a default on our borrowings. Greenleaf did not immediately enforce any of its remedies under the Greenleaf loan agreements and the parties began to negotiate a forbearance agreement which would allow the Company to continue to operate.  In July 2010, Greenleaf agreed to pay transaction bonuses to Mr. Croteau and Ms. McGuire upon completion of a successful transaction, which are described under “EXECUTIVE COMPENSATION – Transaction Bonus” on page 30.

In August 2010, we entered into a Forbearance Agreement among the Company, our wholly owned subsidiaries, Workgroup Technology Corporation and Information Decisions Incorporated, and Greenleaf (the “Forbearance Agreement”).  In the Forbearance Agreement, Greenleaf agreed not to enforce its rights under the Greenleaf loan agreements during the term of the Forbearance Agreement, which expired on October 1, 2010.  Following the expiration of the Forbearance Agreement, no final actions were taken by Greenleaf to collect on the monies due them by foreclosing on the collateral.

In March 2011, in connection with the Recapitalization Transaction, we entered into a debt forgiveness agreement with Greenleaf whereby Greenleaf agreed to accept $2.75 million in cash and a $250,000 subordinated note in complete settlement of the $10.6 million indebtedness under the Greenleaf debt facilities. With respect to the $250,000 subordinated note, the largest aggregate amount of principal outstanding during fiscal 2011 was approximately $10.2 million and the amount outstanding as of June 8, 2011 was $250,000.  We did not make principal payments during fiscal 2011 other than the $2.75 million settlement, the amount of interest paid during fiscal 2011 was $14,303, and $448,188 of interest payable on the indebtedness which had accrued at a rate of 5.5% was forgiven as part of the debt forgiveness agreement with Greenleaf. The debt forgiveness agreement also included a general release from the Company to Greenleaf with respect to any and all liabilities related to the Greenleaf debt facilities. For more information regarding the Greenleaf subordinated note, see “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Liquidity and Capital Resources – Greenleaf Subordinated Note” beginning on page 27.

In March 2011, we also entered into a shareholder’s agreement with Greenleaf, pursuant to which Greenleaf agreed to vote all of its or its affiliates’ shares (including any shares subsequently acquired by Greenleaf) in accordance with the recommendations of our board of directors for a three year period ending on March 8, 2014. Additionally, in the event Greenleaf wishes to sell more than 75,000 shares (post-split) of the Company’s common stock, the Company has the right to buy such shares on the same terms as under the proposed transaction.  We also retained the right to repurchase up to 202,721 shares (4,054,420 shares pre-split) held by Greenleaf at the purchase price of $24.66 per share ($1.233 per share pre-split), which right survives the expiration of the shareholder’s agreement indefinitely.

Transaction with Certain Beneficial Owners and Directors

As part of the Recapitalization Transaction in March 2011, we raised approximately $422,000 in cash from the issuance of 384,588 shares (7,691,764 shares pre-split) of common stock in a private placement to investors. Among the investors were: Joseph P. Mullaney, who was appointed as our President and Chief Executive Officer and elected as a member of our board of directors upon consummation of the Recapitalization Transaction; Robert B. Anthonyson, who was appointed as our Vice President of Business Development and elected as a member of our board of directors upon consummation of the Recapitalization Transaction; J. Phillip Cooper, who was elected as a member of our board of directors upon consummation of the Recapitalization Transaction; and Chandra Singh, who owned approximately 10.9% of our outstanding common stock prior to the Recapitalization Transaction and 12.8% after consummation of the transaction.

In connection with the private placement, we also entered into the Registration Rights Agreement with the Selling Shareholders, pursuant to which we agreed to file with the SEC a registration statement, of which this prospectus is a part, to cover the resale of the 384,588 shares of common stock (7,691,764 shares pre-split) issued in the private placement, within 90 calendar days after the closing of the private placement. We agreed to use our reasonable best efforts to have the registration statement, of which the prospectus is a part, declared effective as promptly as reasonable possible. We also agreed to use our reasonable best efforts to keep the registration statement continuously effective until the earlier of (i) such time as all of the shares have been sold by the Selling Shareholders and (ii) the date that all the shares may be sold immediately without registration under the Securities Act and without restrictions under Rule 144 of the Securities Act.

The Registration Rights Agreement also grants piggyback registration rights to the Selling Shareholders if we propose to register any of our equity securities under the Securities Act (other than on a registration statement on Form S-8 or S-4), whether for our own account or for the account of another person.

In March 2011, the Company paid a fee of $80,000 to Monadnock Advisors, LLC for advisory services provided in connection with identifying and closing on the Credit Facility with One Conant Capital in connection with the Recapitalization Transaction. Hank Nelson, a member of our board of directors, is the founder and principal of Monadnock Advisors, LLC.

We agreed in the Registration Rights Agreement to pay for all expenses, including the reasonable legal expenses of one counsel to the Selling Shareholders (not to exceed $25,000), relating to the registration of any shares thereunder.

Transactions with Joseph P. Mullaney

Mr. Mullaney originally joined the Company in 1990 as our Assistant Controller.  Mr. Mullaney held numerous positions within the Company before departing in December 2006, including serving as our President and Chief Executive Officer from June 2001 until his departure in December 2006. Mr. Mullaney rejoined the Company as our President and Chief Executive in connection with the consummation of the Recapitalization Transaction in March 2011.

In May 1998, while serving as the Company’s Chief Financial Officer, Mr. Mullaney was extended a non-interest bearing note in the amount of $134,000 as an inducement to exercise his vested options prior to their expiration date. This note currently remains outstanding and is not required to be repaid by Mr. Mullaney unless and until Mr. Mullaney sells any of the 3,635 shares he currently owns related to that exercise.

From February 2008 to October 2008, Mr. Mullaney was engaged by Greenleaf to perform various consulting services at a monthly rate of $10,000. Under this arrangement, Mr. Mullaney was paid a total of $90,000 by Greenleaf.

In September 2009, Mr. Mullaney was hired by Greenleaf to assist Greenleaf in its effort to sell its debt and equity position in the Company to potential buyers, several of which were ultimately identified by Mr. Mullaney. In accordance with this advisory agreement, Mr. Mullaney is entitled to the payment of a fee from Greenleaf as a result of the completion of the Recapitalization Transaction. These monies will be held in escrow by the Lender as collateral to secure payment under the Credit Facility pursuant to the personal guarantee described below.

For the four week period ended March 11, 2011, the Company paid Mr. Mullaney $5,000 per week as a consultant to assist the Company’s management team in completing numerous tasks leading up to the Recapitalization Transaction, including transition planning.

In connection with the Recapitalization Transaction, Mr. Mullaney personally guaranteed the Company’s performance under the $3.2 million Credit Facility with the Lender and assigned certain personal assets as collateral.

Transactions with Frederick A. Lake

Frederick A. Lake, a partner at the Michigan law firm of Lake, Waldorf & Schau, PLC, served on our board of directors from 2000 until March 11, 2011, at which time he resigned in connection with the consummation of the Recapitalization Transaction. Between August 2010 and February 2011, the Company paid Mr. Lake approximately $74,000 for professional services rendered in connection with his evaluation of various alternatives for resolving the Greenleaf debt default.

LEGAL MATTERS

The validity of the securities to be sold pursuant to this prospectus will be passed upon by Edwards Angell Palmer & Dodge LLP, counsel to the Company.

EXPERTS

The consolidated financial statements for the year ended May 31, 2010 appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements for the year ended May 31, 2009 appearing in this prospectus and registration statement have been audited by Caturano and Company, P.C. (whose name has since been changed to Caturano and Company, Inc.), an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

In August 2010, we voluntarily filed a Form 15 with the SEC in order to deregister our common stock under the Exchange Act. As a result, our obligation to file periodic and other reports under the Exchange Act was suspended. The last periodic reports that we filed prior to deregistering our common stock were our Annual Report on Form 10-K for the fiscal year ended May 31, 2009 (filed on August 6, 2009) and our Quarterly Report on Form 10-Q for the third quarter ended February 28, 2010 (filed April 12, 2010). Given our cessation of public reporting, you cannot rely on these reports or any of our other previously filed reports for current information about the Company.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. Following the effective date of the registration statement containing this prospectus, federal securities laws will again require us to file information with the SEC concerning our business and operations.  Accordingly, we will file annual, quarterly, and special reports, proxy statements and other information with the SEC. You can read and copy this information at the Public Reference Room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549, on official business days during the hours of 10:00 am to 3:00 pm. You may obtain additional information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file information electronically with the SEC.

INDEX TO FINANCIAL STATEMENTS

SOFTECH, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

SofTech, Inc.

We have audited the accompanying consolidated balance sheet of SofTech, Inc. and subsidiaries as of May 31, 2010, and the related consolidated statements of operations, changes in shareholders’ deficit and comprehensive income (loss), and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SofTech, Inc. and subsidiaries as of May 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

We also have audited the adjustments to the 2009 consolidated financial statements to retrospectively reflect the reverse stock split, as described in Note I.  In our opinion, such adjustments are appropriate and have been properly applied.   We were not engaged to audit, review or apply any procedures to the, 2009 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2009 consolidated financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Boston, Massachusetts

June 9, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

SofTech, Inc.:

We have audited, before the effects of the adjustments to retrospectively reflect the reverse stock split described in Note I, the accompanying balance sheet of SofTech, Inc. and subsidiaries (the “Company”) as of May 31, 2009, and the related statements of operations, changes in shareholders’ deficit and comprehensive income (loss), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, before the effects of the adjustments to retrospectively reflect the reverse stock split described in Note I, present fairly, in all material respects, the financial position of SofTech, Inc and subsidiaries as of May 31, 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the reverse stock split described in Note I, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by McGladrey & Pullen, LLP.

/s/ CATURANO AND COMPANY, P.C.

Boston, Massachusetts

August 6, 2009

SOFTECH, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For Fiscal Years Ended May 31,

	2010	2009
	(in thousands, except share and per share data)

Revenue:
Products	$1,141	$2,048
Services	6,570	7,450
Total Revenue	7,711	9,498

Cost of revenue:
Cost of products sold: materials	36	43
Cost of product sold: amortization of
capitalized software costs and
other intangible assets	113	405
Cost of services provided	1,430	1,466
Total cost of revenue	1,579	1,914

Gross margin	6,132	7,584

Research and development	1,821	1,814
Selling, general and administrative	2,962	3,638

Income from operations	1,349	2,132

Interest expense	589	760
Other expense, net	71	35

Income before income taxes	689	1,337
Provision for income taxes	16	16

Net income	$673	$1,321

Per common share data:

Net income – basic and diluted	$1.10	$2.16

Weighted average shares outstanding,
Basic	610,661	610,661

Weighted average shares outstanding,
Diluted	611,744	610,661

The accompanying notes are an integral part of the consolidated financial statements.

SOFTECH, INC.
CONSOLIDATED BALANCE SHEETS
AS OF MAY 31,

	2010	2009
	(in thousands, except share and per share data)
Assets:
Current assets:
Cash and cash equivalents	$393	$758
Accounts receivable (less allowance for uncollectible accounts of $29 as of May 31, 2010 and May 31, 2009)	965	1,272
Prepaid expenses and other assets	323	572
Total current assets	1,681	2,602
Property and equipment, at cost:
Data processing equipment	3,426	3,445
Office furniture	544	549
Automobiles	42	53
Total property and equipment	4,012	4,047
Less accumulated depreciation and amortization	(3,929)	(3,929)
Property and equipment, net	83	118
Other assets:
Capitalized software costs	-	113
Goodwill	4,600	4,611
Other assets	136	136
Total assets	$6,500	$7,580
Liabilities and shareholders’ deficit:
Current liabilities:
Accounts payable	$295	$463
Accrued expenses	647	778
Deferred revenue	2,779	3,022
Current portion of long term debt with related party	9,808	1,914
Current portion of capital lease	25	31
Total current liabilities	13,554	6,208
Long-term liabilities:
Long term debt with related party, less current portion	-	9,108
Long-term capital lease, less current portion	14	20
Total long-term liabilities	14	9,128
Total liabilities	13,568	15,336
Commitments and contingencies (Note J)
Shareholders’ deficit:
Common stock, $.10 par value; authorized 20,000,000 shares; issued 610,661	1,221	1,221
Capital in excess of par value	18,037	18,037
Accumulated deficit	(25,915)	(26,588)
Accumulated other comprehensive loss	(411)	(426)
Total shareholders’ deficit	(7,068)	(7,756)
Total liabilities and shareholders’ deficit	$6,500	$7,580

The accompanying notes are an integral part of the consolidated financial statements.

SOFTECH, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’
DEFICIT AND COMPREHENSIVE INCOME (LOSS)
For Fiscal Years Ended May 31,

	2010	2009
	(in thousands, except share data)
Common Stock:
Balance at beginning of year	$1,221	$1,221
Shares issued	-	-
Balance at end of year	1,221	1,221
Beginning and ending of year
Capital in Excess of Par Value	18,037	18,037
Accumulated Deficit:
Balance at beginning of year	(26,588)	(27,909)
Net income	673	1,321
Balance at end of year	(25,915)	(26,588)
Accumulated other comprehensive loss:
Balance at beginning of year	(426)	(452)
Foreign currency translation adjustments	15	26
Balance at end of year	(411)	(426)

Total shareholders’ deficit at end of year	$(7,068)	$(7,756)
Comprehensive Income
Net income	$673	$1,321
Foreign currency translation adjustments	15	26

Total comprehensive income	$688	$1,347

Outstanding Shares:
Balance at beginning of year	610,661	610,661
Shares issued	-	-
Balance at end of year	610,661	610,661

The accompanying notes are an integral part of the consolidated financial statements.

SOFTECH, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For Fiscal Years Ended May 31,

	2010	2009
	(in thousands)
Cash flows from operating activities:
Net income	$673	$1,321
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	176	532
Provision for uncollectible accounts	-	25

Change in operating assets and liabilities:
Accounts receivable	307	108
Prepaid expenses and other assets	249	(96)
Accounts payable and accrued expenses	(299)	89
Deferred revenue	(243)	(319)
Total adjustments	190	339
Net cash provided by operating activities	863	1,660

Cash flows from investing activities:
Capital expenditures	(13)	(89)
Net cash used in investing activities	(13)	(89)

Cash flows from financing activities:
Borrowings under debt agreements	700	-
Repayments under debt agreements	(1,915)	(1,715)
Repayments under capital lease	(32)	(31)
Net cash used in financing activities	(1,247)	(1,746)

Effect of exchange rates on cash	32	33
Net decrease in cash and cash equivalents	(365)	(142)
Cash and cash equivalents, beginning of year	758	900
Cash and cash equivalents, end of year	$393	$758

Supplemental disclosures of cash flow information:
Interest paid	$589	$760
Income taxes paid	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Acquisition of equipment under capital lease	$20	$-

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.

DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

SofTech, Inc. (the “Company”) was formed in Massachusetts on June 10, 1969. The Company is engaged in the development, marketing, distribution and support of computer software solutions that serve the Product Lifecycle Management (“PLM”) industry. These solutions include software technology offerings for Computer Aided Design (“CAD”), Computer Aided Manufacturing (“CAM”) as well as Product Data/Lifecycle Management and Collaboration (“PDM”/”PLM”) technologies, all of which fit under the broadly defined PLM industry. The Company’s operations are organized geographically with European sales and customer support offices in  Germany and Italy. The Company also has resellers throughout Asia and Europe.

The consolidated financial statements of the Company include the accounts of SofTech, Inc. and its wholly-owned subsidiaries, Information Decisions, Inc. (“IDI”), Workgroup Technology Corporation (“WTC”) acquired in December 2002, SofTech Technologies Ltd., SofTech, GmbH, Adra Systems, Srl, Adra Systems, Sarl, Compass, Inc. (“COMPASS”), System Constructs, Inc. (“SCI”), SofTech Investments, Inc. (“SII”), RAM Design and Graphics Corp. (“RAM”), AMG Associates, Inc. (“AMG”) and SofTech Acquisition Corporation. SCI, SII, RAM, AMG and SofTech Technologies Ltd. are all inactive subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

As of May 31, 2010, the Company has approximately $9.8 million outstanding under financing agreements with Greenleaf Capital that are secured by substantially all of the assets of the Company and are scheduled to mature on March 31, 2011.  Subsequent to the end of fiscal year 2010, the Company entered into an agreement with Greenleaf, to accept $2.75 million in cash and a $250,000 subordinated note in complete settlement of the financing agreements. An investor group, led by the Company’s former Chief Executive Officer, purchased 384,588 authorized but unissued shares of common stock for approximately $422,000 in cash and arranged for new debt facilities totaling $3.2 million with a commercial bank.

B.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates included in the financial statements pertain to revenue recognition, the allowance for doubtful accounts receivable, the valuation of long term assets including intangibles (goodwill, capitalized software costs and other intangible assets) and deferred tax assets. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash at certain financial institutions in amounts that at times, exceed Federal Deposit Insurance Corporation limits.  Cash held in foreign bank accounts at May 31, 2010 totaled $247,000. The Company does not believe it is exposed to significant credit risk related to cash and cash equivalents.

CONCENTRATION OF RISK:

The Company believes that the loss of one or more of our largest customers could have a material adverse effect on the business. No customer exceeds ten percent of net sales. The Company generally does not require collateral on credit sales. Management evaluates the creditworthiness of customers prior to delivery of products and services and provides allowances at levels estimated to be adequate to cover any potentially uncollectible accounts. Bad debts are written off against the allowance when identified. The changes in the accounts receivable reserve are as follows:

		Charged
	Balance,	to Costs		Balance,
For the Years	Beginning	and	Bad Debt	End of
Ended May 31,	of Period	Expenses	Write-offs	Period

2009	$29,000	$-	$-	$29,000

2010	$29,000	$-	$-	$29,000

PROPERTY AND EQUIPMENT:

Property and equipment is stated at cost. The Company provides for depreciation and amortization on a straight-line basis over the following estimated useful lives:

Data Processing Equipment	2-5 years
Office furniture	5-10 years
Automobiles	4-6 years

Depreciation expense, including amortization of assets under capital lease, was approximately $63,000 and $127,000, for fiscal 2010 and 2009, respectively.

Maintenance and repairs are charged to expense as incurred; betterments are capitalized. At the time property and equipment are retired, sold, or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts. Any resulting gain or loss on disposal is credited or charged to income.

INCOME TAXES:

The provision for income taxes is based on the earnings or losses reported in the consolidated financial statements. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company provides a valuation allowance against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

In July, 2006, the FASB issued ASC 740, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a return. ASC 740 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. ASC 740 became effective as of January 1, 2007 and the Company believes that there are no uncertain tax positions or liabilities for interest and penalties associated with uncertain tax positions as of June 1, 2007 and May 31, 2010. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes. In accordance with the applicable statute of limitations, the Company’s tax returns could be audited by the Internal Revenue Service and various states for the fiscal years ended 2006 to 2009.

REVENUE RECOGNITION:

Revenue from software license sales is recognized when persuasive evidence of an arrangement exists, delivery of the product has been made, and a fixed fee and collectability has been determined. The Company does not provide for a right of return. For multiple element arrangements, total fees are allocated to each of the undelivered elements based upon vendor specific objective evidence of their fair value, with the residual recognized as revenue for the delivered elements. Revenue from customer maintenance support agreements is deferred and recognized ratably over the term of the agreements, typically one year. Revenue from engineering, consulting and training services is recognized as those services are rendered using a proportional performance model.

CAPITALIZED SOFTWARE COSTS AND RESEARCH AND DEVELOPMENT:

The Company accounts for its software development costs in accordance with ASC 985 Costs of Software to Be Sold, Leased, or Marketed.  Accordingly, the Company capitalizes certain costs incurred to internally develop and/or purchase software that it then licenses to customers. Capitalization of internally developed software begins upon the establishment of technological feasibility. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. Purchased software is recorded at cost. The Company evaluates the realizability of the assets and the related periods of amortization on a regular basis. Such costs are amortized over estimated useful lives ranging from three to ten years. The Company did not capitalize any internally developed software in fiscal 2010 or 2009. Substantially all of the recorded balance represents software acquired from third parties. Amortization expense related to capitalized software costs for the year ended May 31, 2010 and 2009 was $113,000 and $405,000, respectively.

Research and development expense for the years ended May 31, 2010 and 2009 was approximately $1,821,000 and $1,814,000, respectively.

GOODWILL:

The Company accounts for goodwill pursuant to ASC 350 Intangibles – Goodwill and Other.  This statement requires that goodwill be reviewed annually, or more frequently as a result of an event or change in circumstances, for possible impairment with impaired assets written down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified within the statement’s criteria.

As of May 31, 2010, the Company conducted its annual impairment test of goodwill by comparing fair value to the carrying amount of the underlying assets and liabilities of its single reporting unit. During fiscal year 2010, we did not conduct interim impairment tests since no event occurred to cause them to be impaired.  The Company determined that the fair value exceeded the carrying amount of the assets and liabilities, therefore no impairment existed as of the testing date.

LONG-LIVED ASSETS:

The Company periodically reviews the carrying value of all intangible assets (primarily capitalized software costs) and other long-lived assets. If indicators of impairment exist, the Company compares the undiscounted cash flows estimated to be generated by those assets over their estimated economic life to the related carrying value of those assets to determine if the assets are impaired. If the carrying value of the asset is greater than the estimated undiscounted cash flows, the carrying value of the assets would be decreased to their fair value through a charge to operations. The Company does not have any long-lived assets it considers to be impaired.

FINANCIAL INSTRUMENTS:

The Company’s financial instruments consist of cash, accounts receivable, notes receivable, accounts payable, and short and long term debt. The Company’s estimate of the fair value of these financial instruments approximates their carrying amounts at May 31, 2010. The interest rate on the Company’s debt facilities is variable and fluctuates with changes in the prime rate. In addition, the Company considers the premium in excess of the prime rate on its debt facilities to be reasonable based on the Company’s revenue, current cash flow and near term prospects. For these reasons the Company considers the fair value of the debt to approximate the carrying value.

The Company sells its products to a wide variety of customers in numerous industries. A large portion of the Company’s revenue is derived from customers with which the Company has an existing relationship and established credit history. For new customers for whom the Company does not have an established credit history, the Company performs evaluations of the customer’s credit worthiness prior to accepting an order. The Company does not require collateral or other security to support customer receivables. The Company’s provision for uncollectible accounts was $29,000 at May 31, 2010 and May 31, 2009.

FOREIGN CURRENCY TRANSLATION:

The functional currency of the Company’s foreign operations (Germany, and Italy) is the local currency. As a result, assets and liabilities are translated at period-end exchange rates and revenues and expenses are translated at the average exchange rates. Adjustments resulting from translation of such financial statements are classified in accumulated other comprehensive income (loss). Foreign currency gains and losses arising from transactions were included in operations in fiscal year 2010 and 2009.  In fiscal year 2010 and 2009, the Company recorded a net loss from foreign currency related transactions of approximately $71,000 and $35,000, respectively, to Other expense, net.

COMPREHENSIVE INCOME:

Comprehensive income is a more inclusive reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. To date, the Company’s comprehensive income items include foreign translation adjustments.  Comprehensive income has been included in the consolidated Statement of Changes in Shareholders’ Deficit and Comprehensive Income (Loss) for all periods.

NET INCOME PER COMMON SHARE:

Basic net income per share is computed by dividing the net income by the weighted-average number of common shares outstanding. Diluted net income per share is computed by dividing net income by the weighted-average number of common and equivalent dilutive common shares outstanding.  Options to purchase shares of common stock have been excluded from the denominator for the computation of diluted earnings per share because their inclusion would be antidilutive.

The following depicts a reconciliation of earnings per share and weighted average shares outstanding:

	Years Ended
	May 31, 2010	May 31, 2009
	(Amounts in thousands, except share and per share amounts)

Net income available to common shareholders	$673	$1,321

Weighted average number of common shares outstanding
used in calculation of basic earnings per share	610,661	610,661
Incremental shares from the assumed exercise of
dilutive stock options	1,082	-

Weighted average number of common shares
outstanding used in calculating diluted earnings
per share	611,743	610,661

Earnings per share:
Basic	$1.10	$2.16
Diluted	$1.10	$2.16

For the years ending May 31, 2010 and May 31, 2009, respectively 1,700 and 11,000 options to purchase common shares were anti-dilutive and were excluded from the above calculation.

STOCK BASED COMPENSATION:

Stock-based compensation expense for all stock-based payment awards made to employees and directors is measured based on the grant-date fair value of the award.  The Company estimated the fair value of each share-based award using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to stock price volatility, the expected life of options, a risk-free interest rate and dividend yield. The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the award.

The Company’s 1994 Stock Option Plan provided for the granting of stock options at an exercise price not less than fair market value of the stock on the date of the grant and with vesting schedules as determined by the Board of Directors. No new options could be granted under the Plan after fiscal year 2004 and as of May 31, 2010 all stock options had vested.

The following table summarizes option activity under the 1994 Stock Option Plan:

		Weighted	Weighted-
		Average	Average
	Number of	Exercise Price	Remaining
	Options	Per Share	Life

Outstanding options at May 31, 2008	11,450	$5.60	2.92
Granted	-	-
Exercised	-	-
Forfeited or expired	(450)	41.26

Outstanding options at May 31, 2009	11,000	4.20	2.92
Granted	-	-
Exercised	-	-
Forfeited or expired	(5,450)	5.80

Outstanding options at May 31, 2010	5,550	$4.00	1.78

Exercisable at May 31, 2010	5,550	$4.00	1.78

NEW ACCOUNTING PRONOUNCEMENTS:

In May 2009, the FASB issued Statement No. 165 Subsequent Events, now included in Accounting Standards Codification (ASC) 855 Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The Company adopted ASC 855 on June 1, 2009. Management has reviewed events occurring through the date the financial statements were available to be issued, and has been included in subsequent events Notes A and I.

C.

INCOME TAXES:

The provision for income taxes includes the following for the years ended May 31 (in thousands):

	2010	2009
Federal	$-	$-
Foreign	6	6
State and local	10	10
Total current provision	16	16
Deferred provision	-	-
Total provision	$16	$16

The domestic and foreign components of income from operations before income taxes of the consolidated companies were as follows for the years ended May 31 (in thousands):

	2010	2009
Domestic	$496	$1,433
Foreign	193	(96)
	$689	$1,337

At May 31, 2010, the Company had Federal and State net operating loss carryforwards of $29 million that begin expiring in 2011, and are available to reduce future taxable income. The Company also has an alternative minimum tax credit of approximately $200,000 that has no expiration date that was available as of May 31, 2010.

The Company’s effective income tax rates can be reconciled to the federal and state statutory income tax rate for the years ended May 31 as follows:

	2010	2009
Federal statutory rate	34%	34%
State rate	6%	6%
Valuation reserve	(40)%	(40)%
Effective tax rate	-%	-%

Deferred tax assets (liabilities) were comprised of the following at May 31 (in thousands):

	2010	2009
Deferred tax assets
Net operating loss carryforwards	$8,360	$8,156
Tax credit carryforwards	239	200
Receivables allowances	11	11
Vacation pay accrual	43	23
Other accruals	12	69
Depreciation	29	25
Differences in book and tax basis of assets of acquired businesses	1,865	2,497
Total gross deferred tax assets	10,559	10,981
Valuation allowance	(10,559)	(10,981)
Net deferred tax asset	$-	$-

Due to the uncertainties regarding the realization of certain favorable tax attributes in future tax returns, the Company has established a valuation reserve against the otherwise recognizable net deferred tax assets. Changes in the valuation reserve impacted deferred tax expense as follows: fiscal year 2010 $0.4 million and fiscal year 2009 $1.2 million.

D.

EMPLOYEE RETIREMENT PLANS:

The Company has one Internal Revenue Code Section 401(k) plan covering substantially all U.S. based employees and offers an employer match of a portion of an employee’s voluntary contributions. The aggregate expense related to this employer match for fiscal year 2010 and 2009 was $60,000 and $59,000, respectively.

E.

SEGMENT INFORMATION:

We operate in one reportable segment and are engaged in the development, marketing, distribution and support of computer software solutions that enable companies to manage the entire lifecycle of their products from conception through design and manufacture, to service and disposal, all of which is known in the industry as Product Lifecycle Management (“PLM”) or Product Data Management (“PDM”). These solutions include software technology offerings for Computer Aided Design (“CAD”), Computer Aided Manufacturing (“CAM”), Product Data Management (“PDM”) and Collaboration technologies, all of which fit under the broadly defined PLM industry. Our operations are organized geographically in the U.S. and Europe.  We have sales and customer support offices in the U.S., Germany and Italy. We also operate through resellers in Europe and Asia.  Components of revenue and long-lived assets (consisting primarily of intangible assets, capitalized software and property, plant and equipment) by geographic location are as follows (in thousands):

	2010	2009
Revenue:
North America	$5,923	$7,407
Asia	603	1,040
Europe	1,701	2,047
Eliminations	(516)	(996)
Consolidated Total	$7,711	$9,498

	2010	2009
Long-Lived Assets:
North America	$4,678	$4,807
Europe	141	171
Consolidated Total	$4,819	$4,978

Foreign revenue is based on the country in which the sale originates. Revenue from Germany was approximately 11% and 10% of total consolidated revenue in fiscal years 2010 and 2009, respectively. Revenue from Italy was approximately 11% of total consolidated revenue in both fiscal years 2010 and 2009. No other customer or foreign country accounted for 10% or more of total revenue in fiscal years 2010 or 2009.

F.

RELATED PARTY TRANSACTIONS:

The Company has entered into various financing arrangements with Greenleaf Capital, which is the beneficial owner of 44.5% of the Company’s common stock as of May 31, 2010. Until the Recapitalization Transaction described in Note I hereunder, Greenleaf Capital was the Company’s sole external source of capital.  William D. Johnston, who has been one of the Company’s directors since September 1996, is the President and sole principal of Greenleaf Companies, which owns Greenleaf Capital.   In addition, Greenleaf Capital’s Chief Financial Officer and Greenleaf Hospitality Group’s President and CEO serve as members of the board of directors of the Company.  Greenleaf Trust also serves as the trustee and investment advisor for the Company’s 401-K Plan.

During fiscal year 2000, the Company entered into a debt conversion agreement with Greenleaf. Under the terms of this agreement, the Company has the right to repurchase up to 202,721 shares at the average price of $24.66 per share. There is no expiration to this repurchase right.

The Company’s financing arrangements with Greenleaf Capital, as amended, provide for a $3,500,000 line of credit and a term note in the original amount of approximately $8,900,000.  As of May 31, 2010 there was approximately $3,121,000 and $6,687,000 outstanding under the line of credit and the term loan, respectively.  The borrowings are secured by substantially all of the assets of the Company and bear interest at an annual rate of 5.5%.  The line of credit requires monthly interest only payments and the term loan requires monthly principal and interest payments of $195,000.  The Company made total interest and principal payments to Greenleaf Capital of approximately $2.5 million in each of the fiscal years 2010 and 2009.

Historically, Greenleaf Capital has on a quarterly basis extended the line of credit and term note for an additional year.  In June 2010, Greenleaf declined to extend the term of the debt.  The Company is currently obligated to repay the outstanding borrowings under the agreement by March 31, 2011; accordingly all amounts related to the financing agreements have been classified as current in the consolidated balance sheet.

Subsequent to the end of fiscal year 2010, the Company failed to make the scheduled loan payments in accordance with the loan agreements which triggered a default on the borrowings. In August 2010, the Company entered into a Forbearance Agreement with Greenleaf Capital.  In the Forbearance Agreement Greenleaf Capital agreed not to enforce its rights under the loan agreement during the term of the Forbearance Agreement.  The Forbearance Agreement expired October 1, 2010.

In March 2011, the Company entered into an agreement with Greenleaf Capital to accept $2,750,000 in cash and a $250,000 subordinated note in complete settlement of the borrowings (see Note I.).

G.    LEASE COMMITMENTS:

OPERATING LEASES

The Company conducts its operations in office facilities leased through March 2014. Rental expense for fiscal years 2010 and 2009 was approximately $257,000 and $317,000, respectively.

At May 31, 2010, minimum annual rental commitments under noncancellable leases were as follows:

Gross
Fiscal Year	Commitment
2011	$ 187,000
2012	163,000
2013	165,000
2014	82,000

CAPITAL LEASES

In February 2007 and September 2009, the Company entered into a capital lease agreement with a financial institution for a term of 48 months and 50 months, respectively, each with a $1 purchase option.  The assets are amortized over the life of the related lease and amortization of the assets is included in depreciation expense for fiscal year 2010 and 2009.  Minimum annual future lease payments under the capital lease as of May 31, 2010 are as follows:

2011	$31,000
2012	7,000
2013	7,000
2014	3,000

Minimum lease payment	48,000
Amount representing interest	(9,000)

Present value of minimum lease payments	$39,000

Current	$25,000
Long Term	$14,000

H.

NOTE RECEIVABLE:

Joseph Mullaney, the Company’s former Chief Executive Officer, was extended a non-interest bearing note in the amount of $134,000 related to a stock transaction in May 1998. The note is partially secured by a portion of his Company shares. The Company has accounted for the note as a fixed arrangement.

I.

SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after the balance sheet and through the date that the financial statements were available to be issued. During that period the Company had the following disclosable events.

On August 16, 2010, the Company filed a Form 15 with the Securities and Exchange Commission (SEC) in order to deregister its common stock under the Securities Exchange Act of 1934, as amended.

William D. Johnston, who has been one of our directors since September 1996, and Michael Elliston, who has been one of our directors since 2007, resigned as directors in September 2010.

On March 11, 2011 the Company entered into an agreement with Greenleaf Capital to accept $2,750,000 million in cash and a $250,000 subordinated note in complete settlement of the $10.6 million then outstanding on the financing agreements (the “Recapitalization Transaction”). An investor group, led by the Company’s former Chief Executive Officer, purchased 384,588 authorized but unissued shares of common stock for $421,765 in cash and arranged for new debt facilities totaling $3.2 million with a commercial bank (the “Lender”).

The new debt facilities include a $2.9 million, 3 year term loan (the “Note”) and a $300,000 revolving line of credit.  The Note will be repaid in 35 monthly principal payments of $60,000 commencing March 31, 2011. In each of September 2012 and 2013 a pre-payment amount will be due based upon the operating results for the fiscal years ended May 31, 2012 and 2013. The pre-payment amount is equal to fifty percent (50%) of excess cash flow, as defined in the agreement. Any remaining principal amounts are due February 28, 2014. The Note carries an interest rate of 10% which may be reduced to 8% if certain performance measures are attained.  The Company will also pay the Lender a success fee equal to 1.5% of its quarterly revenue due within 45 days of the end each quarter. In addition, the Lender provided the Company with a $300,000 line of credit that carries an interest rate equal to the greater of (i) the Prime Rate plus three percent (3%), (ii) LIBOR plus five and one half percent (5.50%), and (iii) ten percent (10%), per annum and matures February 28. 2014.  The Company granted the Lender a security interest in all of the Company’s assets and pledged 65% of the stock of its foreign subsidiaries.

The Company has agreed to file a registration document with SEC for the shares issued to the investor group within 90 days of the transaction described above. When that document is deemed effective by the SEC the Company will be required to resume filing files periodic reports or other reports with the SEC.

Greenleaf Capital’s $250,000 subordinated note carries an interest rate of 5%, is subordinated to any borrowings due the Lender and is due February 28, 2014.

Greenleaf Capital and the Company have also entered into a Shareholder Agreement restricting Greenleaf’s ability to trade its shares and agreeing to vote the shares held by Greenleaf Capital in accordance with the recommendations of the Company’s Board of Directors for a three year period. The Company also retained its right to repurchase up to 202,721 shares held by Greenleaf at the purchase price of $24.66 per share.

Upon completion of the transactions discussed above, Joseph P. Mullaney, Robert B. Anthonyson and J. Phillip Cooper were appointed Directors of the Company (“New Directors”), after which Ronald Elenbaas, Fredrick Lake and Timothy Tyler resigned their Director positions. Joe Mullaney was also appointed CEO and Robert Anthonyson Vice President of Business Development. The New Directors subsequently appointed Hank Nelson as a Director.

In May 2011 the Company sold the assets and liabilities related to its AMT product line to the long tenured manager of that business in exchange for $250,000 in cash and a note for $162,500 to be paid out of the cash flow of the business.

On May 24, 2011 the Company’s shareholders approved a 1-20 reverse stock split of the outstanding shares of Common Stock, which was effective on June 7, 2011.  All references to shares in the consolidated financial statements and accompanying notes, including but not limited to, number of shares and per share amounts, have been adjusted to reflect the reverse stock split retroactively.  Previously awarded options to purchase our shares of Common Stock have also been retrospectively adjusted to reflect the reverse stock split.

In addition, the shareholders approved the establishment of the 2011 Equity Incentive Plan that allows for up to 150,000 shares to be issued in the form of stock options and other equity-based awards.

FINANCIAL STATEMENTS
SOFTECH, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS

	(dollars in thousands)
	February 28,	May 31,
	2011	2010
ASSETS

Cash and cash equivalents	$732	$393
Accounts receivable (less allowance for uncollectible accounts of $29 as of February 28, 2011 and May 31, 2010)	1,164	965
Prepaid and other assets	400	323
Total current assets	2,296	1,681

Property and equipment, net	62	83
Goodwill	4,609	4,600
Other assets	136	136

TOTAL ASSETS	$7,103	$6,500

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Accounts payable	$246	$295
Accrued expenses	1,214	647
Deferred maintenance revenue	2,282	2,779
Current portion of capital lease	5	25
Current portion of long term debt	10,158	9,808

Total current liabilities	13,905	13,554

Capital lease, net of current portion	10	14
Long-term debt, net of current portion	-	-

Total long-term liabilities	10	13,568

Shareholders’ deficit	(6,812)	(7,068)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$7,103	$6,500

See accompanying notes to consolidated condensed financial statements.

SOFTECH, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

	(in thousands, except for share and per share data)
	Nine Months Ended

	February 28,	February 28,
	2011	2010

Revenue

Products	$1,047	$829
Services	4,655	4,926

Total revenue	5,702	5,755

Cost of products sold: materials	32	17

Cost of products sold: amortization of capitalized software costs and other intangible assets	-	89
Cost of services provided	1,115	1,082

Gross margin	4,555	4,567

Research and development expenses	1,380	1,391
Selling, general and administrative	2,512	2,252

Income from operations	663	924

Other (income) expense, net	(45)	31
Interest expense	416	447

Net income	$292	$446

Basic and diluted net income per common share	$.48	$.73
Weighted average common shares outstanding-basic	610,661	610,661
Weighted average common shares outstanding-diluted	610,661	613,391

See accompanying notes to consolidated condensed financial statements.

SOFTECH, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

	(dollars in thousands)
	Nine Months Ended

	February 28,	February 28,
	2011	2010
Cash flows from operating activities:
Net income	$292	$446
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18	143
Change in current assets and liabilities:
Accounts receivable	(199)	237
Prepaid expenses and other assets	(77)	189
Accounts payable and accrued expenses	518	(282)
Deferred maintenance revenue	(497)	(85)
Total adjustments	(237)	202
Net cash provided by operating activities	55	648

Cash flows from investing activities:
Capital expenditures	(4)	(5)
Net cash used in investing activities	(4)	(5)

Cash flows from financing activities:
Borrowings under debt agreements	350	700
Repayments under debt agreements	-	(1,426)
Repayments under capital lease	(18)	(24)
Net cash provided by (used in) financing activities	332	(750)

Effect of exchange rates on cash	(44)	14
Increase (decrease) in cash and cash equivalents	339	(93)
Cash and cash equivalents, beginning of period	393	758
Cash and cash equivalents, end of period	$732	$665

Supplemental disclosures of cash flow information:
Interest paid	$14	$447
Income taxes paid	$-	$-
Supplemental disclosures of noncash investing and financing activities:
Acquisition of equipment under capital lease	$-	$20

See accompanying notes to consolidated condensed financial statements.

SOFTECH, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(A)

BASIS OF PRESENTATION

The consolidated condensed financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission from the accounts of SofTech, Inc. and its wholly owned subsidiaries (the “Company”) without audit; however, in the opinion of management, the information presented reflects all adjustments which are of a normal recurring nature and elimination of intercompany transactions which are necessary to present fairly the Company’s financial position and results of operations. It is recommended that these consolidated condensed financial statements be read in conjunction with the financial statements and the notes thereto included in the Company’s fiscal year 2010 results.

(B)

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates included in the financial statements pertain to revenue recognition, the allowance for doubtful accounts receivable, the valuation of long term assets including intangibles (goodwill, capitalized software costs and other intangible assets) and deferred tax assets. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue from software license sales is recognized when persuasive evidence of an arrangement exists, delivery of the product has been made, and a fixed fee and collectability has been determined. The Company does not provide for a right of return. For multiple element arrangements, total fees are allocated to each of the undelivered elements based upon vendor specific objective evidence of their fair values, with the residual recognized as revenue for the delivered elements.  Revenue from customer maintenance support agreements is deferred and recognized ratably over the term of the agreements, typically one year. Revenue from engineering, consulting and training services is recognized as those services are rendered using a proportional performance model.

CAPITALIZED SOFTWARE COSTS AND RESEARCH AND DEVELOPMENT

The Company accounts for its software development costs in accordance with ASC 985 Costs of Computer Software to Be Sold, Leased or Marketed.  Accordingly, the Company capitalizes certain costs incurred to internally develop and/or purchase software that it then licenses to customers. Capitalization of internally developed software begins upon the establishment of technological feasibility. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. Purchased software is recorded at cost. The Company evaluates the realizability of the assets and the related periods of amortization on a regular basis. Such costs are amortized over estimated useful lives ranging from three to ten years. The Company did not capitalize any internally developed software during the nine month periods ended February 28, 2011 and 2010. Substantially all of the recorded balance represents software acquired from third parties. The capitalized software was fully amortized as of May 31, 2010. Amortization expense related to capitalized software costs for the nine month period ended February 28, 2010 was $89,000.

ACCOUNTING FOR GOODWILL

The Company accounts for goodwill pursuant to ASC 350 Intangibles – Goodwill and Other. This requires that goodwill be reviewed annually, or more frequently as a result of an event or change in circumstances, for possible impairment with impaired assets written down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified within the statement’s criteria.

As of May 31, 2010, the Company conducted its annual impairment test of goodwill by comparing fair value to the carrying amount of the underlying assets and liabilities of its single reporting unit. The Company determined that the fair value exceeded the carrying amount of the assets and liabilities, therefore no impairment existed as of the testing date. The Company concluded that no facts or circumstances arose during the first nine months of fiscal year 2011 to warrant an interim impairment test.

LONG-LIVED ASSETS:

The Company periodically reviews the carrying value of all intangible (primarily capitalized software costs and other intangible assets) and other long-lived assets. If indicators of impairment exist, the Company compares the undiscounted cash flows estimated to be generated by those assets over their estimated economic life to the related carrying value of those assets to determine if the assets are impaired. If the carrying value of the asset is greater than the estimated undiscounted cash flows, the carrying value of the assets would be decreased to their fair value through a charge to operations. The Company does not have any long-lived assets it considers to be impaired.

STOCK BASED COMPENSATION

The Company’s 1994 Stock Option Plan provided for the granting of stock options at an exercise price not less than fair market value of the stock on the date of the grant and with vesting schedules as determined by the Board of Directors. No new options could be granted under the Plan after fiscal year 2004 but options granted prior to that time continued to vest. As of February 28, 2011 and May 31, 2010, all outstanding stock options have vested.

The following table summarizes information for stock options outstanding and exercisable at February 28, 2011:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life in Years
Outstanding at May 31, 2010	5,550	$4.00	1.78
Granted	-	-
Exercised	-	-
Forfeited or expired	(800)	$14.40
Outstanding at February 28, 2011	4,750	$2.20	1.10

Exercisable at February 28, 2011	4,750	$2.20	1.10

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company’s foreign operations (Germany and Italy) is the local currency. As a result, assets and liabilities are translated at period-end exchange rates and revenues and expenses are translated at the average exchange rates. Adjustments resulting from translation of such financial statements are classified in accumulated other comprehensive income (loss). Foreign currency gains and losses arising from transactions were included in operations during the nine month periods ending February 28, 2011 and 2010. For the nine month period ended February 28, 2011, the Company recorded  a net (gain) loss from foreign currency related transactions of approximately $(45,000), and $31,000, respectively, to Other (income) expense, net.

INCOME TAXES:

The provision for income taxes is based on the earnings or losses reported in the consolidated financial statements. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company provides a valuation allowance against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

In June 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (“FIN 48”), now included in ASC 840 Income Taxes. This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements. ASC 840 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The Company believes that there are no uncertain tax positions or liabilities for interest and penalties associated with uncertain tax positions as of May 31, 2010 and February 28, 2011. If the Company had interest and penalties related to uncertain tax positions it would be accounted for as part of the provision for federal and state income taxes. In accordance with the applicable statute of limitations, the Company’s tax returns could be audited by the Internal Revenue Service for the fiscal years ended 2007 to 2010 and in various states depending upon when returns were filed.

(C)

BALANCE SHEET COMPONENTS

Details of certain balance sheet captions are as follows:

	February 28, 2011	May 31, 2010
	(Amounts in thousands, except share and per share data)

Property and equipment	$2,372	$4,012
Accumulated depreciation and amortization	(2,310)	(3,929)
Property and equipment, net	$62	$83

Common stock, $.10 par value; authorized 20,000,000 shares; issued 610,661	$1,221	$1,221
Capital in excess of par value	18,037	18,037
Accumulated deficit	(25,622)	(25,915)
Accumulated other comprehensive income	(448)	(411)
Shareholders’ deficit	$(6,812)	$(7,068)

(D)

EARNINGS PER SHARE

Basic net income per share is computed by dividing the net income by the weighted-average number of common shares outstanding. Diluted net income per share is computed by dividing net income by the weighted-average number of common and equivalent dilutive common shares outstanding. Options to purchase shares of common stock have been excluded from the denominator for the computation of diluted earnings per share if their inclusion would be anti-dilutive.

The following depicts a reconciliation of earnings per share and weighted average shares outstanding:

	Nine Month Periods Ended
	February 28, 2011	February 28, 2010
	(Amounts in thousands, except share and per share data)

Net income available to common shareholders	$292	$446

Weighted average number of common shares outstanding used in calculation of basic earnings per share	610,661	610,661
Incremental shares from the assumed exercise of dilutive stock options	-	2,730

Weighted average number of common shares outstanding used in calculating diluted earnings per share	610,661	613,391

Earnings per share:
Basic	$.48	$.73
Diluted	$.48	$.73

For the nine month periods ending February 28, 2011, 4,750 options to purchase common shares were anti-dilutive and were excluded from the above calculation. For the nine month periods ending February 28, 2010, 2,150 options to purchase common shares were anti-dilutive and were excluded from the above calculation.

(E)

COMPREHENSIVE INCOME

The Company’s comprehensive income includes accumulated foreign currency translation adjustments. The comprehensive income was as follows (000’s):

	Nine Month Periods Ended
	February 28, 2011	February 28, 2010

Net income	$292	$446
Changes in:
Foreign currency translation adjustment	(45)	10

Comprehensive income	$247	$456

(F)

SEGMENT INFORMATION

The Company operates in one reportable segment and is engaged in the development, marketing, distribution and support of CAD/CAM and Product Data Management and Collaboration computer solutions. The Company’s operations are organized geographically with foreign offices in Germany and Italy. Components of revenue and long-lived assets (consisting primarily of intangible assets, capitalized software and property, plant and equipment) by geographic location, are as follows (000’s):

Revenue:	Nine Months Ended February 28, 2011	Nine Months Ended February 28, 2010
North America	$4,680	$4,631
Asia	509	455
Europe	1,327	1,257
Eliminations	(814)	(588)
Consolidated Total	$5,702	$5,755

Long Lived Assets:	February 28, 2011	May 31, 2010
North America	$4,664	$4,678
Europe	143	141
Consolidated Total	$4,807	$4,819

(G) SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after the balance sheet and through the date that the financial statements were available to be issued.  During that period the Company had the following disclosable events.

On August 16, 2010, the Company filed a Form 15 with the Securities and Exchange Commission (SEC) in order to deregister its common stock under the Securities Exchange Act of 1934, as amended.

William D. Johnston, who has been one of our directors since September 1996, and Michael Elliston, who has been one of our directors since 2007, resigned as directors in September 2010.

On March 11, 2011 the Company entered into an agreement with Greenleaf Capital to accept $2,750,000 million in cash and a $250,000 subordinated note in complete settlement of the $10.6 million then outstanding on the financing agreements (the “Recapitalization Transaction”). An investor group, led by the Company’s former Chief Executive Officer, purchased 384,588 authorized but unissued shares of common stock for $421,765 in cash and arranged for new debt facilities totaling $3.2 million with a commercial bank (the “Lender”).

The new debt facilities include a $2.9 million, 3 year term loan (the “Note”) and a $300,000 revolving line of credit.  The Note will be repaid in 35 monthly principal payments of $60,000 commencing March 31, 2011. In each of September 2012 and 2013 a pre-payment amount will be due based upon the operating results for the fiscal years ended May 31, 2012 and 2013. The pre-payment amount is equal to fifty percent (50%) of excess cash flow, as defined in the agreement. Any remaining principal amounts are due February 28, 2014. The Note carries an interest rate of 10% which may be reduced to 8% if certain performance measures are attained.  The Company will also pay the Lender a success fee equal to 1.5% of its quarterly revenue due within 45 days of the end each quarter. In addition, the Lender provided the Company with a $300,000 line of credit that carries an interest rate equal to the greater of (i) the Prime Rate plus three percent (3%), (ii) LIBOR plus five and one half percent (5.50%), and (iii) ten percent (10%), per annum and matures February 28. 2014.  The Company granted the Lender a security interest in all of the Company’s assets and pledged 65% of the stock of its foreign subsidiaries.

The Company has agreed to file a registration document with SEC for the shares issued to the investor group within 90 days of the transaction described above. When that document is deemed effective by the SEC the Company will be required to resume filing periodic reports or other reports with the SEC.

Greenleaf Capital’s $250,000 subordinated note carries an interest rate of 5%, is subordinated to any borrowings due the Lender and is due February 28, 2014.

Greenleaf Capital and the Company have also entered into a Shareholder Agreement restricting Greenleaf’s ability to trade its shares and agreeing to vote the shares held by Greenleaf Capital in accordance with the recommendations of the Company’s Board of Directors for a three year period. The Company also retained its right to repurchase up to 202,721 shares held by Greenleaf at the purchase price of $24.66 per share.

Upon completion of the transactions discussed above, Joseph P. Mullaney, Robert B. Anthonyson and J. Phillip Cooper were appointed Directors of the Company (“New Directors”), after which Ronald Elenbaas, Fredrick Lake and Timothy Tyler resigned their Director positions. Joe Mullaney was also appointed CEO and Robert Anthonyson Vice President of Business Development. The New Directors subsequently appointed Hank Nelson as a Director.

In May 2011 the Company sold the assets and liabilities related to its AMT product line to the long tenured manager of that business in exchange for $250,000 in cash and a note for $162,500 to be paid out of the cash flow of the business.

On May 24, 2011 the Company’s shareholders approved a 1-20 reverse stock split of the outstanding shares of Common Stock, which was effective on June 7, 2011.  All references to shares in the consolidated financial statements and accompanying notes, including but not limited to, number of shares and per share amounts, have been adjusted to reflect the reverse stock split retroactively. Previously awarded options to purchase our shares of Common Stock have also been retrospectively adjusted to reflect the reverse stock split.

In addition, the shareholders approved the establishment of the 2011 Equity Incentive Plan that allows for up to 150,000 shares to be issued in the form of stock options and other equity-based awards.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the various costs and expenses of the Registrant in connection with the offering described in the registration statement. All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$108
Legal fees and expenses	$100,000
Accounting fees and expenses	$25,000
Printing and engraving fees	$5,000
Total:	$130,108

Item 14.  Indemnification of Directors and Officers.

Section 8.51 of the Massachusetts Business Corporation Act (the “MBCA”), under which the Registrant is governed, provides that a corporation may indemnify a director who is a party to a proceeding because he is a director against liability incurred in the proceeding if he conducted himself in good faith and he reasonably believed that his conduct was in the best interests of the corporation or that his conduct was at least not opposed to the best interests of the corporation, and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful or he engaged in conduct for which he shall not be liable under a provision of the articles of organization.  Section 8.51 also permits a corporation to indemnify a director for conduct for which such individual is or would be exculpated under the corporation’s articles of organization, whether or not the director satisfied a particular standard of conduct.  Section 8.52 of the MBCA requires corporations to indemnify any director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Section 8.53 of the MBCA provides that, before the final disposition of a proceeding, a corporation may advance funds to pay for or reimburse the reasonable expenses incurred by a director who is party to such proceeding because he is a director if he delivers to the corporation (a) a written affirmation of his good faith belief that he has met the relevant standard of good faith described in Section 8.51 of the MBCA or that the proceeding involves conduct for which liability has been eliminated pursuant to Section 2.02 of the MBCA and (b) a written undertaking with an unlimited general obligation of the director to repay any funds advanced if he is not entitled to mandatory indemnification under Section 8.52 of the MBCA and it is ultimately determined, under Section 8.54 or Section 8.55 of the MBCA that he does not meet the relevant standard of conduct described in Section 8.51.

Section 8.56 of the MBCA provides that a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he is an officer of the corporation to the same extent as a director, and, if he is an officer but not a director, to such further extent as may be provided by the articles of organization, the by-laws, a resolution of the board of directors or contract, except for liability arising out of acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.  This broader permissible indemnification for officers also is available for a director who is an officer if the individual becomes party to a proceeding on the basis of an act or omission solely as an officer.  Section 8.56 of the MBCA also provides that an officer of the corporation who is not a director is entitled to mandatory indemnification under Section 8.52 of the MBCA, and that the officer may apply to a court for indemnification or an advance for expenses, in each case to the same extent to which a director may be entitled to indemnification or advance under those provisions.

Section 2.02 of the MBCA provides that the articles of organization of a corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation for monetary damages for breach of a fiduciary duty as a director notwithstanding any provision of law imposing such liability; provided, however, that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for improper distributions under Sections 6.40 of the MBCA or (4) for any transaction from which the director derived an improper personal benefit.

On October 14, 1987, the shareholders of the Registrant approved an amendment to the Registrant’s articles of organization, as amended. The amendment to the articles of organization, as amended, which was filed with the Secretary of the Commonwealth of Massachusetts on December 3, 1987, is as follows:

“Article 6C.  Limitation of Liability of Directors.  No director of this Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability; provided, however, that this Article shall not eliminate or limit the liability of a director (i) for any beach of the director’s duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 61 or 62 of the Massachusetts Business Corporation Law, or (iv) with respect to any transaction from which the director derived an improper personal benefit.

The provisions of this Article shall not eliminate or limit the liability of a director of this Corporation for any act or omission occurring prior to the date on which this Article became effective. No amendment or repeal of this Article shall adversely affect the rights and protection afforded to a director of this Corporation under this Article for acts of omissions occurring while this Article is in effect.

If the Massachusetts Business Corporation Law is subsequently amended to further eliminate or limit the personal liability of directors or to authorize corporate action to further eliminate or limit such liability, then the liability of the directors of this Corporation shall, without further action of the Board of Directors or the shareholders of this Corporation, be eliminated or limited to the extent permitted by the Massachusetts Business Corporation Law as so amended.”

The By-laws of the Registrant provide for indemnification of officers and directors as follows:

“9.     Indemnification.  The corporation shall indemnify each person (and his heirs, executors, administrators, or other legal representatives) who is, or shall have been, a Director or officer of the corporation or any person who is serving, or shall have served, at the request of the corporation as a Director or officer of another organization in which the corporation has an interest against all liabilities and expenses, including judgments, fines, penalties and attorneys’ fees and all amounts paid, other than to the corporation or such other organization, except in relation to matters as to which any such Director, officer, or person shall be finally adjudged, other than by consent, in such actions, suit or proceeding (a) not to have acted in good faith or (b) to have been liable for negligence or misconduct, in the performance of his duty as such Director or officer; provided, however, that indemnity shall not be made with respect to any such amounts paid in compromise or settlement or by consent, unless the Board of Directors shall have determined in good faith that the Director, officer or person making such compromise, settlement, or consent either acted in good faith or was not liable for negligence or misconduct in the performance of his duty as such Director or officer in connection with the matter or matters out of which such compromise, settlement or consent arose.

The foregoing right of indemnification shall not be exclusive of any other rights to which any such Director, officer or person is entitled under any agreement, vote of shareholders, statute, or as a matter of law, or otherwise. The provisions of this section are separable, and if any provision or portion hereof shall for any reason be held inapplicable, illegal or ineffective, this shall not affect any right of indemnification existing otherwise than under this section.”

On July 9, 1981, the shareholders of the Registrant voted to amend Article V, Paragraph 9, of the By-laws as follows:

“To amend the By-laws of this Corporation to provide for the payment by the Corporation, to any director, officer or other person entitled to indemnity under these By-laws, of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of the action or proceeding upon receipt of an undertaking by the person entitled to indemnity to repay the payment if he is later adjudicated not to be entitled to indemnification under Section 67 of Chapter 156B of the Massachusetts General Laws.”

The Registrant has a directors and officers liability policy that insures the Registrant’s directors and officers against certain liabilities which they may incur as directors or officers of the Registrant.

Item 15.  Recent Sales of Unregistered Securities.

On March 11, 2011, we completed a private placement in which we issued 384,588 shares of common stock (7,691,764 shares pre-split) at a purchase price of $1.09667 per share (as adjusted to reflect the reverse split) to the investors set forth below pursuant to a securities purchase agreement dated March 8, 2011.

Investors	Number of Shares
Joseph P. Mullaney	80,000
Robert B. Anthonyson	129,838
J. Phillip Cooper	25,000
Lee Paull	45,500
Leonard Schrank	22,500
Timothy Weatherford	22,750
Chandra Singh	45,500
Glenn Dillon	13,500
Total	384,588

We received an aggregate of approximately $422,000 in proceeds from the private placement.  We did not engage any underwriters or in any public advertising or general solicitation in connection with the issuance of the common stock.  The securities were offered pursuant to the exemptions from registration set forth in Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder, as transactions not involving a public offering. The proceeds from these transactions were used toward settlement of outstanding debt under our financing arrangements with Greenleaf and to provide the Registrant with working capital.

Item 16.  Exhibits and Financial Statement Schedules.

(a) Exhibits. The following exhibits are filed herewith:

Exhibit No.	Description of Document
2.1

Memorandum of Agreement by and between the Company and Victor G. Bovey, dated April 11, 2011. (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.)

2.1.1	Amendment to Memorandum of Agreement by and between the Company and Victor G. Bovey, on behalf of AMT Software, LLC, dated May 24, 2011.
3.1

Articles of Organization, as amended through October 12, 1988 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2008, filed on April 14, 2008).

3.1.1	Articles of Amendment to Articles of Organization, dated April 15, 2011.
3.1.2	Articles of Amendment to Articles of Organization, effective June 7, 2011.
3.2	By-laws (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2008, filed on April 14, 2008).
5.1	Legal Opinion of Edwards Angell Palmer & Dodge LLP.
10.1	Term Note by the Company in favor of Greenleaf Capital, Inc. dated March 25, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 1, 2009).
10.2

Revolving Line of Credit Note by the Company in favor of Greenleaf Capital, Inc. dated March 25, 2009 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 1, 2009).

10.2.1

First Amendment to Revolving Line of Credit Note by and between the Company and Greenleaf Capital, Inc. dated October 30, 2009 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 12, 2009).

10.3

Security Agreement by and between the Company and Greenleaf Capital, Inc. dated March 25, 2009 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 1, 2009).

10.3.1	First Amendment to Security Agreement by and between the Company and Greenleaf Capital, Inc. dated March 8, 2011.
10.4	Forbearance Agreement by and among the Company, Workgroup Technology Corporation, Information Decisions Incorporated and Greenleaf Capital, Inc. dated August 26, 2010.

Exhibit No.	Description of Document
10.5	Debt Forgiveness Agreement by and among the Company, Workgroup Technology Corporation, Information Decisions Incorporated and Greenleaf Capital, Inc. dated March 8, 2011.
10.6	Amended and Restated Promissory Note by the Company in favor of Greenleaf Capital, Inc. dated March 8, 2011.
10.7	Loan, Pledge and Security Agreement by and between the Company and One Conant Capital, LLC dated March 8, 2011.
10.8	Term Note by the Company in favor of One Conant Capital, LLC dated March 8, 2011.
10.9	Revolving Line of Credit Note by the Company in favor of One Conant Capital, LLC dated March 8, 2011.
10.10	Securities Purchase Agreement by and among the Company and the purchasers named therein dated March 8, 2011.
10.11	Registration Rights Agreement by and among the Company and the purchasers named therein dated March 8, 2011.
10.12	Stockholder’s Agreement by and between the Company and Greenleaf Capital, Inc. dated March 8, 2011.
10.13	SofTech, Inc. 2011 Equity Incentive Plan.
10.14	Form of Notice of Grant of Incentive Stock Option and Option Agreement under 2011 Equity Incentive Plan.
10.15	Form of Notice of Grant of Nonqualified Stock Option and Option Agreement under 2011 Equity Incentive Plan.
10.16	Form of Notice of Grant of Restricted Stock and Restricted Stock Agreement under 2011 Equity Incentive Plan.
10.17	Form of Notice of Grant of Restricted Stock and Restricted Stock Agreement under 2011 Equity Incentive Plan (Non-Employee Directors).
10.18	Form of Notice of Grant of Nonqualified Stock Option and Option Agreement under 2011 Equity Incentive Plan (Non-Employee Directors).
21.1	Subsidiaries of the Registrant.
23.1	Consent of McGladrey & Pullen, LLP.
23.2	Consent of Caturano and Company, Inc.
23.3	Consent of Edwards Angell Palmer & Dodge LLP (included in Exhibit 5.1).

(b) Financial Statement Schedules. The Financial Statement Schedules have been omitted because the information has been included in the financial statements or the notes thereto included in this Registration Statement.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)

To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Lowell, State of Massachusetts, on June 9, 2011.

SOFTECH, INC.

Date:  June 9, 2011

/s/ Joseph P. Mullaney

Joseph P. Mullaney
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, Joseph P. Mullaney, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/S/ Joseph P. Mullaney	President, Chief Executive Officer and Director	June 9, 2011
Joseph P. Mullaney	(Principal Executive Officer)

/S/ Amy E. McGuire	Treasurer, Clerk and Chief Financial Officer	June 9, 2011
Amy E. McGuire	(Principal Financial and Accounting Officer)

/S/ Robert B. Anthonyson	Vice President of Business Development and Director	June 9, 2011
Robert B. Anthonyson

/S/ J. Phillip Cooper	Director	June 9, 2011
J. Phillip Cooper

/S/ Hank Nelson	Director	June 9, 2011
Hank Nelson

EXHIBIT INDEX

Exhibit No.	Description of Document
2.1

Memorandum of Agreement by and between the Company and Victor G. Bovey, dated April 11, 2011. (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.)

2.1.1	Amendment to Memorandum of Agreement by and between the Company and Victor G. Bovey, on behalf of AMT Software, LLC, dated May 24, 2011.
3.1

Articles of Organization, as amended through October 12, 1988 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2008, filed on April 14, 2008).

3.1.1	Articles of Amendment to Articles of Organization, dated April 15, 2011.
3.1.2	Articles of Amendment to Articles of Organization, effective June 7, 2011.
3.2	By-laws (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2008, filed on April 14, 2008).
5.1	Legal Opinion of Edwards Angell Palmer & Dodge LLP.
10.1	Term Note by the Company in favor of Greenleaf Capital, Inc. dated March 25, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 1, 2009).
10.2

Revolving Line of Credit Note by the Company in favor of Greenleaf Capital, Inc. dated March 25, 2009 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 1, 2009).

10.2.1

First Amendment to Revolving Line of Credit Note by and between the Company and Greenleaf Capital, Inc. dated October 30, 2009 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 12, 2009).

10.3

Security Agreement by and between the Company and Greenleaf Capital, Inc. dated March 25, 2009 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 1, 2009).

10.3.1	First Amendment to Security Agreement by and between the Company and Greenleaf Capital, Inc. dated March 8, 2011.
10.4	Forbearance Agreement by and among the Company, Workgroup Technology Corporation, Information Decisions Incorporated and Greenleaf Capital, Inc. dated August 26, 2010.
10.5	Debt Forgiveness Agreement by and among the Company, Workgroup Technology Corporation, Information Decisions Incorporated and Greenleaf Capital, Inc. dated March 8, 2011.
10.6	Amended and Restated Promissory Note by the Company in favor of Greenleaf Capital, Inc. dated March 8, 2011.
10.7	Loan, Pledge and Security Agreement by and between the Company and One Conant Capital, LLC dated March 8, 2011.
10.8	Term Note by the Company in favor of One Conant Capital, LLC dated March 8, 2011.
10.9	Revolving Line of Credit Note by the Company in favor of One Conant Capital, LLC dated March 8, 2011.
10.10	Securities Purchase Agreement by and among the Company and the purchasers named therein dated March 8, 2011.
10.11	Registration Rights Agreement by and among the Company and the purchasers named therein dated March 8, 2011.
10.12	Stockholder’s Agreement by and between the Company and Greenleaf Capital, Inc. dated March 8, 2011.
10.13	SofTech, Inc. 2011 Equity Incentive Plan.
10.14	Form of Notice of Grant of Incentive Stock Option and Option Agreement under 2011 Equity Incentive Plan.
10.15	Form of Notice of Grant of Nonqualified Stock Option and Option Agreement under 2011 Equity Incentive Plan.
10.16	Form of Notice of Grant of Restricted Stock and Restricted Stock Agreement under 2011 Equity Incentive Plan.
10.17	Form of Notice of Grant of Restricted Stock and Restricted Stock Agreement under 2011 Equity Incentive Plan (Non-Employee Directors).
10.18	Form of Notice of Grant of Nonqualified Stock Option and Option Agreement under 2011 Equity Incentive Plan (Non-Employee Directors).
21.1	Subsidiaries of the Registrant.
23.1	Consent of McGladrey & Pullen, LLP.
23.2	Consent of Caturano and Company, Inc.
23.3	Consent of Edwards Angell Palmer & Dodge LLP (included in Exhibit 5.1).